UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the nine months ended September 30, 2026
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul, 4
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
This Form 6-K is incorporated by reference into BBVA’s Registration Statement No. 333-289121 on Form F-3 and Registration Statements Nos. 333-240248, 333-228053, 333-217073, 333‑208728, 333‑199835, 333-191625, 333-185538 and 333-178186 on Form S-8 filed with the Securities and Exchange Commission (“SEC”).

CERTAIN TERMS AND CONVENTIONS
The terms below are used as follows throughout this report:
•“BBVA”, the “Bank”, the “Company”, the “Group”, the “BBVA Group” or first person personal pronouns, such as “we”, “us”, or “our”, mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.
•“BBVA Mexico” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2025, 2024 and 2023, presented in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”) applicable as of December 31, 2025, considering Bank of Spain Circular 4/2017, as well as its successive amendments, and any other legislation governing financial reporting which was, as of the date of preparation of such consolidated financial statements, applicable, and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission. The Consolidated Financial Statements are included in the 2025 Form 20-F.
•“Garanti BBVA” means Türkiye Garanti Bankası A.Ş. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Latin America” refers to Mexico and the other countries in which we operate in South America and Central America.
•“Unaudited Condensed Interim Consolidated Financial Statements” means our unaudited condensed interim consolidated financial statements as of and for the nine months ended September 30, 2026 presented in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the European Union (“EU”) and included herewith.
•“2025 Form 20-F” means our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on February 20, 2026.
In this report, “$”, “US$”, “USD”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “estimate”, “forecast”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective”, and “future” or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, are not guarantees of future performance and are subject to inherent risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The accompanying information in this report, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:
•“Business Overview”; and
•“Operating and Financial Review and Prospects”.
Other important factors that could cause actual results to differ materially from those in forward-looking statements include the factors identified in “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in the 2025 Form 20-F.
Other important factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, among others:
•the deterioration of economic conditions or changes in the institutional environment in the countries in which we operate and/or to whose sovereign debt we are exposed, especially Spain, Mexico and Turkey, including any adverse developments, or the perception that such developments may occur, regarding credit quality, public debt sustainability, economic or fiscal policy and sovereign ratings, particularly Spain’s, Mexico’s and Turkey’s, among other factors. Financial and macroeconomic volatility may increase as a result of, among other factors, U.S. administration policies, including tariffs and fiscal and regulatory changes; political uncertainty and changes in public policy arising from the upcoming Spanish general elections and U.S. midterm elections; and social unrest, including recent protests in certain European countries related to the high cost of living. Any such developments could adversely affect fiscal policy, trade policy, regulation, institutional stability, consumer and investor confidence, economic activity, market conditions and the Group’s business. In addition, the effects of, and uncertainty arising from, macroeconomic and other policies and large fiscal deficits have increased the U.S. risk premium, pushing up long-term sovereign yields and weakening the U.S. dollar, and they may spark further market instability;
•the effects of geopolitical tensions and economic challenges in recent years including, among other factors, the ongoing conflicts in Ukraine and in the Middle East, in particular, in Iran, the escalation of trade tariffs globally, and changes in policies generally. Such tensions have contributed to recent increases in energy prices and may lead to further volatility or sustained rises in the prices of oil, gas and other energy-intensive inputs. Interventionist actions by the United States in South America could also constitute a significant source of risk. Overall, rising global geopolitical tensions increase uncertainty around the outlook for the world economy and the likelihood of economic and financial disruptions, including heightened inflationary pressures, tighter financial conditions and an increased risk of a global economic slowdown or recession;

•changes or volatility in interest rates, foreign exchange rates, asset prices, equity markets, commodity prices (including energy prices), inflation or deflation and, in particular, as of the date of this report on Form 6-K, the depreciation of certain of the currencies of the non-euro geographical areas in which we operate, high inflation, stagflation due to more intense or prolonged supply crises, high interest rates in most of the geographical areas where we operate (which may impact default rates) and low real interest rates in Turkey (which may affect our margins);
•adverse developments in emerging economies, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, exchange controls or other limitations on the distribution or repatriation of dividends, international ownership legislation, new taxes or levies, interest rate caps, fee caps and other policies affecting the banking sector, including the “liraization” strategy in Turkey (which seeks to increase the weight of Turkish lira-denominated assets and liabilities of the banking system). Further, emerging economies generally face higher anti-money laundering and environmental, social and governance (“ESG”) risk levels;
•in Spain, political, regulatory and economic uncertainty may have a negative impact on economic activity, and there is a risk that public policies could be adopted that have an adverse impact on the economy or our business;
•downgrades in our credit ratings or in sovereign credit ratings, particularly Spain’s, Mexico’s and Turkey’s respective credit ratings;
•the monetary, interest rate and other policies of central banks, and the trade, economic and other policies of governments, in the EU, Spain, Mexico, Turkey, the United States and elsewhere, including the impact of the high interest rates and the escalation of trade tariffs globally on the Group’s results of operations (including potential mark-to-market losses on securities portfolios, reduced demand for credit, increased funding costs and higher default rates). Moreover, any interest rate reductions could contribute to renewed inflationary pressures or market volatility and adversely affect the Group’s results of operations;
•adjustments in the real estate markets in the geographical areas in which we operate, in particular in Spain, Mexico and Turkey;
•the success of our acquisitions and investments, divestitures, mergers, joint ventures and strategic alliances;
•the effects of competition in the markets in which we operate and the rise of neobanks (a new generation of financial institutions that operate exclusively online), which may be affected by regulation or deregulation affecting us or our competitors, and our ability to manage information technology obsolescence, implement technological advances on a timely basis or at all and effectively capture the benefits of emerging technologies, including cloud computing, artificial intelligence, big data analysis, crypto currencies and alternative payment systems;
•our ability to comply with various legal and regulatory regimes and the impact of applicable laws and regulations on our operations, including capital, resolution, liquidity, provision and consumer protection requirements, and the increasing tax burden;
•changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;
•our ability to continue to access sources of liquidity and funding and our ability to receive dividends and other funds from our subsidiaries;
•the effectiveness of our debt recovery policy, including our ability to recover aged non-performing loans;
•our ability to hedge certain risks economically, including exchange rate risk;
•our ability to address physical, regulatory, reputational, transition and business risks associated with climate change and emerging and developing ESG standards, including our ability to meet any ESG expectations, targets or obligations and the cost thereof;
•our ability to address risks related to artificial intelligence, including its use by us, our competitors and third-party actors, and the effect artificial intelligence may have on our business and those of our counterparties;
•our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;
•the performance of our international operations and our ability to manage such operations;

•weaknesses or failures in the Group’s internal or outsourced processes, systems (including information technology systems) and security;
•weaknesses or failures of our anti-money laundering or anti-terrorism programs, or of our internal policies, procedures, systems and other mitigating measures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations;
•security breaches, including cyber-attacks and identity theft;
•the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed (such as the criminal proceeding relating to Cenyt (as defined in the 2025 Form 20-F)) and any others which may arise in the future, including actions and proceedings related to former subsidiaries of the Group or in respect of which the Group may have indemnification obligations, as well as legal and regulatory actions and proceedings against other financial institutions, especially if such actions or proceedings result in rulings that affect the industry generally or lead to changes in the Group’s practices;
•actions that are incompatible with our ethics and compliance standards, and our failure to timely detect or remedy any such actions;
•our success in managing the risks involved in the foregoing, which depends, among other things, on the adequacy of our internal control and internal risk models and our ability to anticipate events that are not captured or fully accounted for in the risk models we use or which otherwise requires us to successfully adjust our risk parameters, risk appetite framework and estimations to account for the foregoing and any changes in market conditions; and
•force majeure and other events beyond our control.
Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, including, without limitation, changes in our business, strategy, targets or expectations, including as a result of the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION
Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2017 of November 27, 2017 (“Circular 4/2017”), on Public and Confidential Financial Reporting Rules and Formats, which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption of EU-IFRS.
There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and IFRS-IASB as of the dates and for the periods presented in the Unaudited Condensed Interim Consolidated Financial Statements. The Unaudited Condensed Interim Consolidated Financial Statements are presented in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the EU.
For a description of our critical accounting policies, see Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in the 2025 Form 20-F and Note 2.2 to the Consolidated Financial Statements.
The financial information as of December 31, 2025 and for the nine months ended September 30, 2025 included herein and in the Unaudited Condensed Interim Consolidated Financial Statements may differ from previously reported financial information as of such date and for such period in previously filed reports as a result of certain intra-group adjustments referred to in the section “—Changes in Intra-Group Adjustments” herein.
We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Unaudited Condensed Interim Consolidated Financial Statements and the discussion included in this report. For information on the estimates made by the Group in preparing the Unaudited Condensed Interim Consolidated Financial Statements, see Note 1.3 to the Unaudited Condensed Interim Consolidated Financial Statements.
Hyperinflationary Economies
The Turkish, Argentine and Venezuelan economies have been considered hyperinflationary, as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”, since 2022, 2018 and 2008, respectively. All the components of the financial statements (including income statement items) of entities located in such countries1 (in each case, for any period in which the relevant economy was considered to be hyperinflationary) have been converted at the relevant period-end exchange rate for inclusion in our consolidated financial statements, and the resulting conversion differences have been recorded within “Accumulated other comprehensive income (loss)” in accordance with IAS 21 “Effects of Changes in Foreign Exchange Rates”.
See Note 2.2.18 to the Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” to hyperinflationary economies.
Share Buyback Program
In 2025, BBVA executed a share buyback program for a maximum monetary amount of €993 million for the purpose of reducing BBVA’s share capital. The program was completed on December 10, 2025, with the acquisition of 54,316,765 shares, representing approximately 0.93% of BBVA’s share capital, and the corresponding share capital reduction and redemption were completed on December 23, 2025.
After receiving the required authorization from the ECB, BBVA announced on December 19, 2025 the execution of an extraordinary framework share buyback program (the “Framework Program”) for a maximum monetary amount of €3,960 million, to be carried out in several tranches for the purpose of reducing BBVA’s share capital.
1 With respect to Turkey, IAS 29 does not apply to the operations outside Turkey of the Türkiye Garanti Bankası A.Ş. group of companies, and in particular to the financial statements of Garanti Bank S.A. in Romania and GarantiBank BBVA International N.V. in the Netherlands.

During the first half of 2026, BBVA completed the First Tranche for €1,500 million, acquiring 74,963,302 shares (approximately 1.31% of BBVA’s share capital), and subsequently completed the corresponding share capital reduction and redemption. BBVA also completed the Second Tranche for €1,000 million, acquiring 52,800,888 shares (approximately 0.94% of BBVA’s share capital), followed by the corresponding share capital reduction and redemption. In addition, BBVA executed a Third Tranche for €1,460 million under the Framework Program. Between May 6 and August 3, 2026, Citigroup Global Markets Europe AG acquired 70,339,213 BBVA shares (approximately 1.26% of BBVA’s share capital) within the scope of the Framework Program.
On September 23, 2026, BBVA communicated the partial execution of the share capital reduction resolution, through the reduction of BBVA’s share capital in a nominal amount of €34,466,214.37 and the consequent redemption, charged to unrestricted reserves, of the 70,339,213 BBVA shares acquired derivatively by BBVA in execution of the Third Tranche of the BBVA Framework Program and which were held as treasury shares.
On July 30, 2026, after receiving the required authorization from the ECB, BBVA’s Board of Directors approved a new extraordinary framework share buyback program (the “Second Framework Program”) for a maximum amount of €2,000 million, to be executed in several tranches for the purpose of reducing the Bank’s share capital. The execution of the First Tranche for a maximum monetary amount of €1,000 million was carried out externally through HSBC Continental Europe and, on October 2, 2026, BBVA announced its completion.
On October 13, 2026, BBVA announced that it had agreed to carry out a Second Tranche of the Second Framework Program for the purpose of reducing BBVA's share capital, for a maximum monetary amount of €1,000 million. The execution will be carried out externally through J.P. Morgan SE.
See Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements for information on our share buyback programs.
Changes in Intra-Group Adjustments
Following the publication of the Consolidated Financial Statements, certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain immaterial income and expenses were reallocated, in particular, between the Spain, Mexico, South America and Rest of Business operating segments and the Corporate Center. In order to make the segment information as of December 31, 2025 and for the nine months ended September 30, 2025 included herein comparable with the segment information as of and for the nine months ended September 30, 2026, segment information as of December 31, 2025 and for the nine months ended September 30, 2025 included herein has been revised in conformity with these intra-group adjustments. These intra-group adjustments had no impact at the consolidated level.
See Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements for information on our operating segments.
Statistical and Financial Information
The following principles should be noted in reviewing the statistical and financial information contained herein:
•Unless otherwise stated, any reference to loans refers to both loans and advances.
•Financial information with respect to segments or subsidiaries may not reflect consolidation adjustments.
•Certain numerical information in this report on Form 6-K may not compute due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

BUSINESS OVERVIEW
The BBVA Group is a customer-centric global financial services group founded in 1857. Internationally diversified and with strengths in the traditional banking businesses of retail banking, asset management and wholesale banking, the Group is committed to offering a compelling digital proposition focused on customer experience.
For this purpose, the Group is focused on increasingly offering products online and through mobile channels, improving the functionality of its digital offerings and refining the customer experience, contributing to the delivery of its strategy in a sustainable and inclusive way. BBVA places sustainability at the core of its strategy. Sustainability is impacting the banking business, affecting not only relations with customers but also internal processes.
Operating Segments
As of September 30, 2026, the structure of the operating segments used by the BBVA Group for management purposes remained the same as in 2025.
Set forth below are the Group’s current five operating segments:
•Spain;
•Mexico;
•Turkey;
•South America; and
•Rest of Business.
In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a corporate function; management of structural exchange rate positions carried out by the Assets & Liabilities Management unit (“ALCO”), including currency hedging; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles, as well as the financing of such asset portfolios. It also includes the results of the Group’s stake in the venture capital fund Propel Venture Partners.
Following the publication of the Consolidated Financial Statements, certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain immaterial income and expenses were reallocated, in particular, between the Spain, Mexico, South America and Rest of Business operating segments and the Corporate Center. In order to make the segment information as of December 31, 2025 and for the nine months ended September 30, 2025 included herein comparable with the segment information as of and for the nine months ended September 30, 2026, segment information as of December 31, 2025 and for the nine months ended September 30, 2025 included herein has been revised in conformity with these intra-group adjustments. These intra-group adjustments had no impact at the consolidated level.
The breakdown of the Group’s total assets by each of BBVA’s operating segments and the Corporate Center as of September 30, 2026 and December 31, 2025 was as follows:

	As of September 30, 2026	As of December 31, 2025
	(In Millions of Euros)
Spain	537,231	458,090
Mexico	201,581	182,654
Turkey	101,018	90,702
South America	90,449	76,624
Rest of Business	138,727	88,354
Subtotal Assets by Operating Segment	1,069,005	896,424
Corporate Center	(82,814)	(36,848)
Total Assets BBVA Group	986,191	859,576

The following tables set forth certain summarized information relating to the profit (loss) attributable to the parent company and income, respectively, for each of BBVA’s operating segments and the Corporate Center for the nine months ended September 30, 2026 and 2025. Such information is presented under management criteria; however, for the nine months ended September 30, 2026 and 2025, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the profit (loss) attributable to parent company and income for each of BBVA’s operating segments and the Corporate Center, see “Operating and Financial Review and Prospects—Operating Results—Results of operations by operating segment for the nine months ended September 30, 2026 compared with the nine months ended September 30, 2025”.

	Profit / (Loss) Attributable to Parent Company		% of Profit / (Loss) Attributable to Parent Company (1)
	Nine months ended September 30,
	2026	2025	2026	2025
	(In Millions of Euros)		(In Percentage)
Spain	3,106	3,111	30.9	35.8
Mexico	4,522	3,866	45.0	44.4
Turkey	789	648	7.9	7.5
South America	821	578	8.2	6.6
Rest of Business	801	497	8.0	5.7
Subtotal operating segments	10,040	8,701	100.0	100.0
Corporate Center	(974)	(723)
Profit attributable to parent company	9,066	7,978
(1) Based on subtotal from operating segments.

	Operating Segments
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
September 2026
Net interest income / (expense)	5,055	9,826	3,357	4,518	833	(346)	23,243
Gross income	7,601	13,026	5,085	5,065	1,873	(579)	32,072
Operating profit / (loss) before tax	4,435	6,408	1,860	1,803	1,029	(1,210)	14,325
Profit / (loss) attributable to parent company	3,106	4,522	789	821	801	(974)	9,066
September 2025
Net interest income / (expense)	4,886	8,393	2,137	3,547	584	(301)	19,246
Gross income	7,436	11,124	3,776	4,011	1,289	(500)	27,136
Operating profit / (loss) before tax	4,488	5,374	1,445	1,345	640	(1,000)	12,292
Profit / (loss) attributable to parent company	3,111	3,866	648	578	497	(723)	7,978

The following tables set forth summarized information relating to the balance sheet of the operating segments and the Corporate Center as of September 30, 2026 and December 31, 2025. Information relating to the Turkey operating segment as of September 30, 2026 has been presented under management criteria. Therefore, in the case of the table relating to September 30, 2026, the summarized information relating to the balance sheet of the operating segments and the Corporate Center is reconciled to the summarized balance sheet information of the Group. The “Adjustments” column in the table as of September 30, 2026 shows the differences between the Group balance sheet information and the balance sheet information calculated in accordance with management criteria used to report segment financial information.

	As of September 30, 2026
	Spain	Mexico	Turkey (1)	South America	Rest of Business	Total Operating Segments	Corporate Center	Adjustments (1)	Group
	(In Millions of Euros)
Total Assets	537,231	201,581	101,018	90,449	138,727	1,069,005	(82,814)	—	986,191
Cash, cash balances at central banks and other demand deposits	12,824	10,845	8,991	8,475	22,346	63,482	(278)	(271)	62,933
Financial assets at fair value (2)	147,495	63,465	5,896	14,836	3,296	234,987	(6,258)	(118)	228,611
Financial assets at amortized cost	280,601	119,724	80,857	63,157	112,104	656,443	(1,119)	(3,622)	651,701
Loans and advances to customers	201,581	108,355	61,621	59,866	99,839	531,262	(1,083)	(2,725)	527,455
Total Liabilities	521,327	189,113	90,766	82,225	131,881	1,015,311	(91,687)	—	923,623
Financial liabilities held for trading and designated at fair value through profit or loss	115,554	39,028	1,838	3,448	993	160,862	(12,665)	—	148,195
Financial liabilities at amortized cost - Customer deposits	262,293	100,502	69,242	62,998	47,756	542,790	(215)	(3,012)	539,563
Total Equity	15,904	12,468	10,252	8,224	6,846	53,694	8,874	—	62,568
Assets under management	127,350	76,982	27,028	11,045	773	243,177
Mutual funds	99,711	68,782	18,921	11,045	—	198,459
Pension funds	27,638	—	8,107	—	773	36,518
Other placements	—	8,200	—	—	—	8,200
(1)As a result of the agreement for the sale of the Romanian subsidiaries of Garanti BBVA, the assets and liabilities of the affected companies were reclassified to “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale”, respectively, in the Group´s consolidated balance sheet as of September 30, 2026. However, information in this section is presented under management criteria, pursuant to which the related balance sheet items in the Turkey operating segment have not been reclassified into these line items and are shown instead in their pre-reclassification line items as of September 30, 2026.

(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2025
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center	Group
	(In Millions of Euros)
Total Assets	458,090	182,654	90,702	76,624	88,354	896,424	(36,848)	859,576
Cash, cash balances at central banks and other demand deposits	19,929	10,417	9,061	8,073	11,559	59,039	(202)	58,837
Financial assets at fair value (1)	119,910	60,136	5,010	10,602	1,928	197,587	(3,314)	194,272
Financial assets at amortized cost	263,437	105,494	72,047	54,283	74,292	569,552	(660)	568,893
Loans and advances to customers	192,959	97,259	53,745	51,235	66,418	461,618	(1,217)	460,401
Total Liabilities	442,920	171,639	81,467	69,352	83,152	848,529	(50,752)	797,778
Financial liabilities held for trading and designated at fair value through profit or loss	82,785	32,584	1,690	2,430	764	120,252	(9,918)	110,334
Financial liabilities at amortized cost - Customer deposits	251,430	93,855	62,984	53,375	40,932	502,577	(75)	502,501
Total Equity	15,171	11,015	9,235	7,271	5,202	47,895	13,903	61,798
Assets under management	119,535	69,533	26,290	8,271	736	224,365
Mutual funds	92,820	62,657	19,436	8,271	—	183,183
Pension funds	26,715	—	6,855	—	736	34,306
Other placements	—	6,876	—	—	—	6,876
(1)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

Spain
This operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center. The primary business units included in this operating segment are:
•Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;
•Corporate and Business Banking: which manages small and medium sized enterprises (“SMEs”), companies and corporations, and public institutions;
•Corporate and Investment Banking: responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and
•Other units: which includes the insurance business unit in Spain (BBVA Seguros) as well as the Group’s shareholding in Compañía de Seguros y Reaseguros, S.A., the Asset Management unit (which manages Spanish mutual funds and pension funds), lending to real estate developers and foreclosed real estate assets in Spain, as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center.
Cash, cash balances at central banks and other demand deposits amounted to €12,824 million as of September 30, 2026, a 35.6% decrease compared with the €19,929 million recorded as of December 31, 2025, mainly driven by the widening of the credit gap, the purchase of debt securities issued by certain European central governments, and the payment of dividends, partially offset by the proceeds of debt issuances completed during the nine months ended September 30, 2026.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) amounted to €147,495 million as of September 30, 2026, a 23.0% increase from the €119,910 million recorded as of December 31, 2025, mainly as a result of increased activity, through trading loans (reverse repurchase agreements) with other financial institutions, in the Global Markets unit.
Financial assets at amortized cost of this operating segment as of September 30, 2026 amounted to €280,601 million, a 6.5% increase compared with the €263,437 million recorded as of December 31, 2025. Within this heading, loans and advances to customers amounted to €201,581 million as of September 30, 2026, a 4.5% increase compared with the €192,959 million recorded as of December 31, 2025, mainly due to increases in corporate and, to a lesser extent, consumer loans. In addition, within this heading, debt securities of this operating segment as of September 30, 2026 amounted to €58,130 million, a 4.8% increase compared with the €55,491 million recorded as of December 31, 2025, mainly due to increases in debt securities issued by certain European central governments.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of September 30, 2026 amounted to €115,554 million, a 39.6% increase compared with the €82,785 million recorded as of December 31, 2025, mainly due to the increase in trading deposits (through repurchase agreements), supported by higher liquidity in the financial system and, to a lesser extent, the increase in derivatives.
Customer deposits at amortized cost of this operating segment as of September 30, 2026 amounted to €262,293 million, a 4.3% increase compared with the €251,430 million recorded as of December 31, 2025, mainly due to the increase in deposits from financial institutions (through repurchase agreements).
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Pension funds”) as of September 30, 2026 amounted to €127,350 million, a 6.5% increase compared with the €119,535 million recorded as of December 31, 2025 mainly due to increases in mutual funds supported by favorable financial market evolution.

This operating segment’s non-performing loan ratio (defined as non-performing loans divided by total credit risk and calculated as the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments divided by the sum of loans and advances to customers, guarantees to customers and other commitments) decreased to 2.9% as of September 30, 2026 from 3.0% as of December 31, 2025. This ratio was positively affected by a decrease in the amount of non-performing mortgage loans due to recoveries and certain mortgage portfolio sales, alongside the increases in the wholesale loan portfolio and consumer loans, increasing the overall loans and advances to customers in the ratio’s denominator. This operating segment’s non-performing loan coverage ratio (defined as allowance for credit losses divided by non-performing loans and calculated as loss allowances on loans and advances divided by the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments) increased to 72% as of September 30, 2026 from 67% as of December 31, 2025, as a result, in part, of the fact that the reduction in non-performing loans was concentrated in secured loans, which typically carry a lower coverage level than the portfolio’s average.
Mexico
The Mexico operating segment includes the banking, insurance and asset management business conducted in Mexico by BBVA Mexico. It also includes BBVA Mexico’s agency in Houston.
The Mexican peso appreciated by 2.6% against the euro as of September 30, 2026 compared with December 31, 2025, positively affecting the business activity of the Mexico operating segment as of September 30, 2026 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits amounted to €10,845 million as of September 30, 2026, a 4.1% increase compared with the €10,417 million recorded as of December 31, 2025, mainly driven by the increase in repurchase agreements activity, the proceeds of debt issuances completed during the nine months ended September 30, 2026 and the appreciation of the Mexican peso against the euro.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of September 30, 2026 amounted to €63,465 million, a 5.5% increase from the €60,136 million recorded as of December 31, 2025 mainly due to an increase in debt securities in the Global Markets unit, an increase in trading derivatives and the appreciation of the Mexican peso against the euro, partially offset by the decrease in trading loans (through reverse repurchase agreements) and advances.
Financial assets at amortized cost of this operating segment as of September 30, 2026 amounted to €119,724 million, a 13.5% increase compared with the €105,494 million recorded as of December 31, 2025. Within this heading, loans and advances to customers of this operating segment as of September 30, 2026 amounted to €108,355 million, an 11.4% increase compared with the €97,259 million recorded as of December 31, 2025, mainly attributable to increases in the volume of corporate and consumer loans, supported by digital marketing campaigns, and the appreciation of the Mexican peso against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of September 30, 2026 amounted to €39,028 million, a 19.8% increase compared with the €32,584 million recorded as of December 31, 2025, mainly as a result of the increase in trading deposits (through repurchase agreements) from financial institutions and private and corporate customers, increases in derivatives and the appreciation of the Mexican peso against the euro, partially offset by a decrease in short positions held for trading.
Customer deposits at amortized cost of this operating segment as of September 30, 2026 amounted to €100,502 million, a 7.1% increase compared with the €93,855 million recorded as of December 31, 2025, primarily due to increases in demand deposits from the central governments in a highly competitive environment, and the appreciation of the Mexican peso against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Other placements”) as of September 30, 2026 amounted to €76,982 million, a 10.7% increase compared with the €69,533 million as of December 31, 2025, mainly as a result of the continuing search by customers for higher-return investments, which continued to boost mutual funds, and supported by favorable financial market evolution and the appreciation of the Mexican peso against the euro.

This operating segment’s non-performing loan ratio (as defined herein) increased to 2.9% as of September 30, 2026 from 2.7% as of December 31, 2025 mainly due to increases in the non-performing retail and wholesale loan portfolios. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 111% as of September 30, 2026 from 124% as of December 31, 2025 as a result of increases in the non-performing retail and wholesale loan portfolios (whose coverage levels were lower than the average coverage) and lower provisions resulting from the impact of the annual recalibration of the parameters used in the expected credit loss calculation models.
Turkey
This operating segment comprises the activities carried out by Garanti BBVA as an integrated financial services group operating in the banking, insurance and asset management business in Turkey, including corporate, commercial, SME, payment systems, retail, private and investment banking, together with its subsidiaries in pension and life insurance, leasing, factoring, brokerage and asset management, as well as its subsidiaries in Romania and the Netherlands.
On March 28, 2026, Garanti BBVA reached an agreement with Raiffeisen Bank SA—the Romanian subsidiary of the Austrian bank Raiffeisen Bank International AG (RBI)—to sell 100% of Garanti BBVA’s subsidiaries in Romania. The consideration is subject to certain adjustments for matters between the signing and closing dates of the transaction. Following receipt of the relevant regulatory approvals, completion of the transaction is expected to take place in November 2026. As a result of the execution of the aforementioned agreement, the assets and liabilities of the affected companies were reclassified to “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale” in the Group’s consolidated balance sheet as of September 30, 2026. However, information in this section is presented under management criteria, pursuant to which the related balance sheet items in the Turkey operating segment have not been reclassified into these line items and are shown instead in their pre-reclassification line items as of September 30, 2026. The profit (loss) of these companies was not reclassified to “Profit / (loss) from discontinued operations, net” in either the Group’s consolidated income statement or the Turkey operating segment for the nine months ended September 30, 2026, and has been included instead within each corresponding line item in the consolidated income statement.
The Turkish lira depreciated by 9.3% against the euro as of September 30, 2026 compared to December 31, 2025, adversely affecting the business activity of the Turkey operating segment as of September 30, 2026 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
Cash, cash balances at central banks and other demand deposits amounted to €8,991 million as of September 30, 2026, a 0.8% decrease compared with the €9,061 million recorded as of December 31, 2025, as a result mainly of the depreciation of the Turkish lira against the euro and the widening of the credit gap (with Turkish lira loans increasing at a faster pace than deposits), partially offset by the accumulation of foreign currency deposits and the proceeds of debt issuances completed during the nine months ended September 30, 2026.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of September 30, 2026 amounted to €5,896 million, a 17.7% increase from the €5,010 million recorded as of December 31, 2025, mainly due to the purchase of short-term debt securities, as part of the liquidity management strategy during the nine months ended September 30, 2026, partially offset by the depreciation of the Turkish lira against the euro.
Financial assets at amortized cost of this operating segment as of September 30, 2026 amounted to €80,857 million, a 12.2% increase compared with the €72,047 million recorded as of December 31, 2025. Within this heading, loans and advances to customers of this operating segment as of September 30, 2026 amounted to €61,621 million, a 14.7% increase compared with the €53,745 million recorded as of December 31, 2025, mainly due to the increases in the volume of Turkish lira-denominated wholesale loans, commercial loans and credit cards, due, in part, to the measures adopted by the Turkish authorities to encourage Turkish lira-denominated loans, partially offset by the depreciation of the Turkish lira against the euro. In addition, within this heading, debt securities of this operating segment as of September 30, 2026 amounted to €6,205 million, a 1.5% decrease compared with the €6,299 million recorded as of December 31, 2025 mainly as a result of the depreciation of the Turkish lira against the euro.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of September 30, 2026 amounted to €1,838 million, an 8.8% increase compared with the €1,690 million recorded as of December 31, 2025, mainly due to the increase in trading derivatives, partially offset by the depreciation of the Turkish lira against the euro.
Customer deposits at amortized cost of this operating segment as of September 30, 2026 amounted to €69,242 million, a 9.9% increase compared with the €62,984 million recorded as of December 31, 2025, mainly due to the increase in Turkish lira-denominated wholesale and retail time deposits supported by high interest rates during the period, with new inflows into Turkish lira-denominated savings products, partially offset by the depreciation of the Turkish lira against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of September 30, 2026 amounted to €27,028 million, a 2.8% increase compared with the €26,290 million as of December 31, 2025, with increases in pension funds, partially offset by the depreciation of the Turkish lira against the euro.
The non-performing loan ratio (as defined herein) of this operating segment increased to 4.2% as of September 30, 2026 from 3.9% as of December 31, 2025, mainly as a result of increases in the balance of non-performing retail and wholesale loans, partially offset by the sale of certain non-performing loan portfolios and the increase in the volume of retail and wholesale loans (which resulted in an increase in the denominator). This operating segment’s non-performing loan coverage ratio (as defined herein) stood at 76% as of September 30, 2026 and as of December 31, 2025.
South America
The South America operating segment includes the Group’s banking, finance, insurance and asset management business mainly in Argentina, Chile, Colombia, Peru, Uruguay, Venezuela and Brazil.
The main business units included in the South America operating segment are:
•Retail and Corporate Banking: includes banks in Argentina, Chile, Colombia, Peru, Uruguay, Venezuela and Brazil.
•Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.
As of September 30, 2026, the Argentine peso depreciated against the euro by 0.9%, compared to December 31, 2025. On the other hand, the Colombian peso and the Peruvian sol appreciated against the euro by 16.4% and 1.0% respectively, compared to December 31, 2025. Other currencies in the region have less impact on our financial condition and results of operations. Overall, changes in exchange rates resulted in a positive exchange rate effect on the business activity of the South America operating segment as of September 30, 2026 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of September 30, 2026 and December 31, 2025, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
Cash, cash balances at central banks and other demand deposits as of September 30, 2026 amounted to €8,475 million, a 5.0% increase compared with the €8,073 million recorded as of December 31, 2025, mainly due to the credit gap tightening in Peru and Colombia and the appreciation of the Colombian peso against the euro, partially offset by the widening of the credit gap in Argentina.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of September 30, 2026 amounted to €14,836 million, a 39.9% increase compared with the €10,602 million recorded as of December 31, 2025, mainly due to the increase in derivatives, loans, and debt securities in Colombia, the increase in debt securities in Argentina and, to a lesser extent, the appreciation of the Colombian peso against the euro.
Financial assets at amortized cost of this operating segment as of September 30, 2026 amounted to €63,157 million, a 16.3% increase compared with the €54,283 million recorded as of December 31, 2025. Within this heading, loans and advances to customers of this operating segment as of September 30, 2026 amounted to €59,866 million, a 16.8% increase compared with the €51,235 million recorded as of December 31, 2025, mainly as a result of increases in wholesale loans and consumer loans in Colombia and, to a lesser extent, in Argentina and Peru, and the appreciation of the Colombian peso against the euro.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of September 30, 2026 amounted to €3,448 million, a 41.9% increase compared with the €2,430 million recorded as of December 31, 2025, mainly due to the increases in derivatives in Colombia and the appreciation of the Colombian peso against the euro.
Customer deposits at amortized cost of this operating segment as of September 30, 2026 amounted to €62,998 million, an 18.0% increase compared with the €53,375 million recorded as of December 31, 2025, mainly as a result of increases in demand deposits from central governments and households in Colombia, increases in demand deposits from households in Peru, increases in time deposits from non-financial corporations in Colombia and Peru and the appreciation of the Colombian peso against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds”, including customers’ portfolios, in Argentina, Colombia and Peru) as of September 30, 2026 amounted to €11,045 million, a 33.5% increase compared with the €8,271 million as of December 31, 2025, mainly due to increases in mutual funds in Argentina and Colombia.
The non-performing loan ratio (as defined herein) of this operating segment decreased to 3.8% as of September 30, 2026 from 4.0% as of December 31, 2025, mainly as a result of the decrease in non-performing loans in the retail loan portfolios in Colombia and Peru and in the wholesale loan portfolio in Peru, and increased loan activity (which led to an increase in the denominator), partially offset by the increase in non-performing loans due to higher impairment requirements in the retail loan portfolio in Argentina. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 89% as of September 30, 2026, from 92% as of December 31, 2025 mainly as a result of the abovementioned increase in non-performing loans in Argentina and the new non-performing loan inflows from certain clients in the wholesale portfolio in Colombia (whose coverage levels were lower than the average coverage).
Rest of Business
This operating segment mainly includes the wholesale activity carried out by the Group in Europe (excluding Spain), the United States and (through BBVA branches located therein) Asia, as well as the Group's digital banks in Italy and Germany.
The U.S. dollar appreciated by 3.5% against the euro as of September 30, 2026 compared to December 31, 2025, positively affecting the business activity of the Rest of Business operating segment as of September 30, 2026 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits as of September 30, 2026 amounted to €22,346 million, a 93.3% increase compared with the €11,559 million recorded as of December 31, 2025, mainly due to the increase in cash balances held at central banks within this operating segment, in particular, at the Federal Reserve System, to support increased activity in U.S. dollars, and, to a lesser extent, the appreciation of the U.S. dollar against the euro.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of September 30, 2026 amounted to €3,296 million, a 70.9% increase compared with the €1,928 million recorded as of December 31, 2025, mainly due to the increase in trading loans and advances recorded under “Financial assets held for trading” in BBVA UK, the New York branch and BBVA Securities Inc. (our broker-dealer in the United States) and, to a lesser extent, the appreciation of the U.S. dollar against the euro.
Financial assets at amortized cost of this operating segment as of September 30, 2026 amounted to €112,104 million, a 50.9% increase compared with the €74,292 million recorded as of December 31, 2025. Within this heading, loans and advances to customers of this operating segment as of September 30, 2026 amounted to €99,839 million, a 50.3% increase compared with the €66,418 million recorded as of December 31, 2025, mainly due to increased corporate loans in the branches located in Europe, Asia and New York driven by increased activity and, to a lesser extent, the appreciation of the U.S. dollar against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of September 30, 2026 amounted to €993 million, a 30.0% increase compared with the €764 million recorded as of December 31, 2025, mainly due to the increase in trading deposits (through repurchase agreements) in BBVA Securities Inc., recorded under “Financial liabilities held for trading”, and, to a lesser extent, the appreciation of the U.S. dollar against the euro.
Customer deposits at amortized cost of this operating segment as of September 30, 2026 amounted to €47,756 million, a 16.7% increase compared with the €40,932 million recorded as of December 31, 2025, mainly as a result of the increase of time deposits in the New York branch and in Europe, and the appreciation of the U.S. dollar against the euro.

Off-balance sheet funds of this operating segment (which consists of “Pension funds”, including customers’ portfolios) as of September 30, 2026 amounted to €773 million, a 5.0% increase compared with the €736 million recorded as of December 31, 2025.
The non-performing loan ratio (as defined herein) of this operating segment increased to 0.3% as of September 30, 2026 from 0.2% as of December 31, 2025, mainly due to increases in certain non-performing corporate loans located in the United States and Europe. As a result thereof, this operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 84% as of September 30, 2026, from 172% as of December 31, 2025, since the coverage levels of the abovementioned non-performing loans were typically lower than the average coverage.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Critical Accounting Policies
For a description of our critical accounting policies, see Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in our 2025 Form 20-F and Note 2.2 to the Consolidated Financial Statements.
We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our consolidated financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Unaudited Condensed Interim Consolidated Financial Statements and the discussion included in this report. For information on the estimates made by the Group in preparing the Unaudited Condensed Interim Consolidated Financial Statements, see Note 1.3 to the Unaudited Condensed Interim Consolidated Financial Statements.
See Note 6.2 to the Unaudited Condensed Interim Consolidated Financial Statements for information on the measurement of expected credit loss.
Operating Results
Factors Affecting the Comparability of our Results of Operations and Financial Condition
Set forth below are the main factors that affect the comparability of the Group’s results of operations for the nine months ended September 30, 2026 and 2025, and the Group’s financial condition as of September 30, 2026 and December 31, 2025, respectively.
Trends in Exchange Rates
We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees have different functional and accounting currencies, principally the Mexican peso, Turkish lira, Argentine peso, Colombian peso, Peruvian sol and U.S. dollar. For example, if these currencies depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of these currencies against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.
Except with respect to hyperinflationary economies, where all the components of the financial statements (including income statement items) of the relevant subsidiaries (in each case, for any period in which the economy was considered to be hyperinflationary) are converted at the period-end exchange rate, the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in the Unaudited Condensed Interim Consolidated Financial Statements, and income statement items have been converted at the average exchange rates for the period. See Note 2.2.18 to the Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”. The following table sets forth the exchange rates of the currencies of the main non-euro regions where we operate against the euro, expressed in local currency per €1.00 as averages for the nine months ended September 30, 2026 and September 30, 2025, and as period-end exchange rates as of September 30, 2026 and December 31, 2025, according to the ECB.

	Average Exchange Rates		Period-End Exchange Rates (1)
	For the nine months ended September 30, 2026	For the nine months ended September 30, 2025	As of September 30, 2026	As of December 31, 2025
Mexican peso	20.2017	21.7995	20.5816	21.1180
Turkish lira			55.6596	50.4838
U.S. dollar	1.1611	1.1190	1.1355	1.1750
Argentine peso			1,730.4676	1,714.8146
Colombian peso	4,061.9406	4,618.3671	3,793.9667	4,414.5690
Peruvian sol	3.9441	4.0538	3.9082	3.9486

(1)The period-end exchange rate as of September 30, 2025 of the Turkish lira and the Argentine peso against the euro was 48.8227 and 1,574.4681, respectively.
During the nine months ended September 30, 2026, the Mexican peso, the Colombian peso and the Peruvian sol appreciated against the euro in average terms compared with the same period of the prior year. On the other hand, during the nine months ended September 30, 2026, the U.S. dollar depreciated against the euro in average terms compared with the same period of the prior year.
In terms of period-end exchange rates, the Colombian peso, the U.S. dollar, the Mexican peso and the Peruvian sol appreciated against the euro compared with the exchange rates as of December 31, 2025. On the other hand, the Turkish lira and the Argentine peso depreciated against the euro compared with the exchange rates as of December 31, 2025.
The overall effect of changes in exchange rates was positive for the period-on-period comparison of the Group’s income statement and balance sheet.
When comparing two dates or periods in this report on Form 6-K we have sometimes excluded, where specifically indicated, the impact of changes in exchange rates by assuming constant exchange rates. In doing this, with respect to income statement amounts, we have used the average exchange rate for the more recent period for both periods (except with respect to hyperinflationary economies, where we have used the period-end exchange rate of the more recent period for both periods) and, with respect to balance sheet amounts, we have used the period-end exchange rate of the more recent period for both period ends.
Macroeconomic and geopolitical conditions
The Group is vulnerable to deteriorating economic conditions and changes in the institutional environment in the countries in which it operates, and is exposed to sovereign debt, particularly in Spain, Mexico and Turkey.
The global economy is facing significant challenges, due in part to the policies of the U.S. administration and, more recently, the conflict in Iran. Uncertainty about the consequences is exceptionally high, substantially increasing geopolitical, economic, and financial risks.
Tensions in the Middle East have led in 2026 to increases in prices of oil, gas, and energy-intensive goods. The prolongation or escalation of the conflict may result in further volatility or sustained increases in global energy prices, generate strong inflationary pressures, increase financial volatility, and weigh on economic growth, potentially contributing to a global economic slowdown, and constraining the policy flexibility of major central banks. These risks are compounded by the continuation of the conflict in Ukraine and the potential reactivation of other geopolitical flashpoints, such as the Arctic, or developments in Latin America linked to possible interventions by the U.S. administration. In response to these risks and to changes in U.S. foreign policy, the European Union has taken steps to increase military spending, which could support growth but also add upward pressure on inflation and interest rates in the region.
The increase in U.S. tariffs on imports from its trading partners under the current U.S. administration has also triggered financial market volatility, reinforcing global risks. The level and duration of these tariffs, and uncertainty in connection therewith, could negatively impact the global economy, worsening the prospects for the macroeconomic environment. As a result of the tariffs already adopted or announced, global growth could slow significantly.
While fiscal stimulus and monetary easing measures could partially offset the impact of trade protectionism, particularly in the Eurozone, where significant public spending increases have been announced, the impact of higher U.S. tariffs could be amplified by the adoption of retaliatory measures by other countries, sustained uncertainty, weakening confidence levels and financial volatility, among other factors.
Increased tariffs also raise the risk of inflation in the United States and the Eurozone, which could further slow private demand and constrain the Federal Reserve’s and ECB’s ability to lower rates if warranted by activity.
Beyond import tariffs, tighter controls on migration flows in the United States could also affect the labor market, add to inflationary pressures and weigh on economic growth. Potential changes in the U.S. administration’s fiscal, monetary, regulatory, industrial and foreign policies, together with the uncertainty surrounding the upcoming midterm elections, among others, could likewise contribute to increased financial and macroeconomic volatility. This is compounded by concerns regarding the potential consideration by the Federal Reserve of political factors in its decision-making.
Amid heightened uncertainty over U.S. policies and large fiscal deficits, the U.S. risk premium has increased, pushing up long-term sovereign yields and weakening the U.S. dollar. These developments could also spark episodes of volatility, especially given the high public debt levels in both advanced and emerging economies, and the political uncertainty and social unrest in some European countries. The relatively high valuations of assets linked to artificial intelligence also represent a source of uncertainty, with potential implications in the financial markets.

Overall, rising global geopolitical tensions increase uncertainty around the outlook for the world economy and the likelihood of economic and financial disruptions, including an economic recession.
The Group is exposed, among others, to the following general risks related to the economic and institutional environment in the countries where it operates: a deterioration in economic activity, including potential recession scenarios; inflationary pressures that could lead to tightening of monetary conditions; stagflation triggered by intense or prolonged supply shocks, including as a result of a protectionist escalation or a sharp rise in oil and gas prices; exchange rate volatility; adverse developments in real estate markets; extreme weather and climate-related factors; changes in the institutional environment of the countries where the Group operates, which could lead to sudden and pronounced GDP contractions and/or shifts in regulatory or government policy, including capital controls, dividend restrictions, or the imposition of new taxes or levies; high levels of public debt or external deficits, which could lead to sovereign credit rating downgrades or defaults or debt restructurings; the impact of policies adopted by the current U.S. administration, about which significant uncertainty remains; and episodes of financial market volatility, such as those seen recently, that could result in significant losses for the Group.
In Spain, political, regulatory, and economic uncertainty, arising, in part, from the upcoming general elections in Spain, may have a negative impact on activity. In Mexico, there is considerable uncertainty regarding the impact of the constitutional and institutional reforms implemented in 2025, and the policies of the U.S. administration and the outcome of the review of the United States-Mexico-Canada free trade agreement (USMCA) have already adversely affected the country’s economy and deteriorated its prospects. In Turkey, despite the gradual improvement in macroeconomic conditions, the situation remains relatively unstable, marked by pressure on the Turkish lira, high inflation, a significant trade deficit, relatively low central bank foreign exchange reserves, and high external financing costs. Political and social tensions and the geopolitical situation in the Middle East could also trigger new episodes of financial volatility and macroeconomic risks. Further, our activities in Turkey have been affected by the regulation and monetary policy adopted by the CBRT in recent years. In South America, ongoing and potential interventionist actions by the United States in some of its countries constitute a significant source of risk. In Argentina, despite the improved prospects for the economy following significant fiscal, monetary and exchange rate adjustments, the risk of economic and financial turmoil persists amid heightened political uncertainty. Lastly, in Colombia and Peru, the severity of extreme climate-related events, the deterioration in public security conditions, and a deterioration of public finances could weigh on economic performance.
Any of these factors may have a material adverse effect on the Group’s business, financial condition and results of operations.

BBVA Group results of operations for the nine months ended September 30, 2026 compared with the nine months ended September 30, 2025
The table below shows the Group’s unaudited condensed interim consolidated income statements for the nine months ended September 30, 2026 and 2025.

	For the nine months ended September 30,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Interest and other income	49,936	43,231	15.5
Interest expense	(26,693)	(23,985)	11.3
Net interest income	23,243	19,246	20.8
Dividend income	86	79	8.5
Share of profit or loss of entities accounted for using the equity method	80	42	90.6
Fee and commission income	11,608	10,022	15.8
Fee and commission expense	(4,699)	(3,951)	18.9
Net gains (losses) on financial assets and liabilities (1)	2,150	2,199	(2.2)
Exchange differences, net	(57)	(237)	(75.9)
Other operating income	477	497	(4.1)
Other operating expense	(2,212)	(1,907)	16.0
Income on insurance and reinsurance contracts	3,301	2,835	16.4
Expense on insurance and reinsurance contracts	(1,906)	(1,689)	12.8
Gross income	32,072	27,136	18.2
Administration costs	(10,900)	(9,232)	18.1
Personnel expense	(6,580)	(5,592)	17.7
Other administrative expense	(4,320)	(3,640)	18.7
Depreciation and amortization	(1,268)	(1,128)	12.4
Net margin before provisions (2)	19,903	16,776	18.6
Provisions or reversal of provisions	(132)	(233)	(43.0)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(5,444)	(4,328)	25.8
Impairment or reversal of impairment on non-financial assets	(20)	(5)	294.5
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates	13	37	(65.5)
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	5	45	(89.1)
Operating profit / (loss) before tax	14,325	12,292	16.5
Tax expense or income related to profit or loss from continuing operations	(4,653)	(3,832)	21.4
Profit / (loss)	9,672	8,461	14.3
Profit / (loss) attributable to parent company	9,066	7,978	13.6
Profit / (loss) attributable to non-controlling interests	606	483	25.5
(1)Comprises the following income statement line items contained in the Unaudited Condensed Interim Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.
(2)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The changes in our unaudited condensed interim consolidated income statements for the nine months ended September 30, 2026 compared with the same period of 2025 were as follows:
Net interest income
Net interest income for the nine months ended September 30, 2026 amounted to €23,243 million, a 20.8% increase compared with the €19,246 million recorded for the nine months ended September 30, 2025, mainly as a result of (i) increases in the volume of SMEs and consumer loans in Mexico; (ii) the higher volume of Turkish lira denominated loans; (iii) increases in the volume of the corporate and retail loan portfolios and securities portfolios in South America; (iv) overall lower funding costs in the abovementioned operating segments; and (v) the appreciation of the Mexican peso against the euro, partially offset by the higher funding costs in the wholesale portfolios in Spain, the cumulative impact of interest rate cuts implemented by the ECB and Fed during the second half of 2025 and by BANXICO during 2026, and the depreciation of the Turkish lira and the Argentine peso against the euro. At constant exchange rates, net interest income increased by 17.8%.
Fee and commission income
Fee and commission income increased by 15.8% to €11,608 million for the nine months ended September 30, 2026 from the €10,022 million recorded for the nine months ended September 30, 2025, primarily due to (i) the increase in payment systems fees (mainly credit cards) supported by the increase in the maximum credit card fees banks may charge in Turkey pursuant to the regulation established by the CBRT; (ii) the increase in fees related to payment systems (in particular, credit cards) and fees from asset management activities as a result of the increase in the volume of mutual funds in Mexico; and, to a lesser extent, (iii) the higher fees from debt origination by BBVA Securities Inc., our broker-dealer in the United States (acting as underwriter), recorded in the Rest of Business operating segment, and (iv) the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira and the Argentine peso against the euro.
Fee and commission expense
Fee and commission expense increased by 18.9% to €4,699 million for the nine months ended September 30, 2026 from the €3,951 million recorded for the nine months ended September 30, 2025, primarily due to the increase in fees paid to third parties driven by the increase in payment systems fee income in Turkey and, to a lesser extent, in Mexico, and the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira against the euro.
Net gains (losses) on financial assets and liabilities
Net gains on financial assets and liabilities decreased by 2.2% to €2,150 million for the nine months ended September 30, 2026 compared to the net gain of €2,199 million recorded for the nine months ended September 30, 2025, mainly driven by lower trading gains in the derivatives and ALCO portfolios in Turkey and, to a lesser extent, the depreciation of the Turkish lira against the euro, partially offset by the higher trading gains in the Global Markets units in the United States, the higher gains from the Global Markets unit related to trading derivatives in Mexico and the appreciation of the Mexican peso against the euro.
Exchange differences, net
Exchange differences amounted to a €57 million loss for the nine months ended September 30, 2026, a 75.9% decrease compared with a €237 million loss for the nine months ended September 30, 2025 mainly driven by higher gains on exchange differences recorded in the Corporate Center.
Other operating income and other operating expense
Other operating income for the nine months ended September 30, 2026 decreased by 4.1% to €477 million from €497 million recorded for the nine months ended September 30, 2025.
Other operating expense for the nine months ended September 30, 2026 amounted to €2,212 million, a 16.0% increase compared with the €1,907 million recorded for the nine months ended September 30, 2025, mainly driven by the higher loss on the net monetary position resulting from the adjustment for hyperinflation in Argentina and, to a lesser extent, in Venezuela, which resulted in a monetary loss of €384 million and €101 million, respectively, in the nine months ended September 30, 2026, compared to the €277 million and €99 million monetary loss recorded for the nine months ended September 30, 2025, and the lower positive impact of the revaluation of bonds linked to inflation in the period in Turkey (€488 million and €585 million in the nine months ended September 30, 2026 and 2025, respectively), partially offset by the lower loss on the net monetary position resulting from the adjustment for hyperinflation in Turkey, which resulted in a monetary loss of €707 million in the nine months ended September 30, 2026, compared to the €747 million monetary loss recorded for the nine months ended September 30, 2025.

Income and expense on insurance and reinsurance contracts
Income on insurance and reinsurance contracts for the nine months ended September 30, 2026 was €3,301 million, a 16.4% increase compared with the €2,835 million recorded for the nine months ended September 30, 2025, mainly due to the increase in insurance premiums in Mexico.
Expense on insurance and reinsurance contracts for the nine months ended September 30, 2026 was €1,906 million, a 12.8% increase compared with the €1,689 million expense recorded for the nine months ended September 30, 2025, mainly due to an increase of insurance sales costs, due in part to higher activity in Mexico.
Administration costs
Administration costs, which include personnel expense and other administrative expense, for the nine months ended September 30, 2026 amounted to €10,900 million, an 18.1% increase compared with the €9,232 million recorded for the nine months ended September 30, 2025, mainly as a result of the higher general expenses related mainly to IT and marketing, the higher personnel expenses, in particular, in Mexico and Turkey, and, to a lesser extent, in the Rest of Business operating segment, and the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira against the euro.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2026 was €1,268 million, a 12.4% increase compared with the €1,128 million recorded for the nine months ended September 30, 2025, mainly due to the increase in the depreciation expense related to IT equipment in Mexico and right-of-use assets in Turkey.
Provisions or reversal of provisions
Provisions or reversal of provisions for the nine months ended September 30, 2026 amounted to an expense of €132 million, a 43.0% decrease compared with the €233 million expense recorded for the nine months ended September 30, 2025, mainly due to the lower provisions related to contingent risks in Mexico and lower provisions in Peru related to off-balance exposures.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the nine months ended September 30, 2026 was an expense of €5,444 million, a 25.8% increase compared with the €4,328 million expense recorded for the nine months ended September 30, 2025, mainly due to the increase in the expected losses related to the retail loan portfolios, which volumes increased and also required higher credit impairments, in Turkey, Mexico and Argentina, and the appreciation of the Mexican peso against the euro, partially offset by lower expected losses in the corporate loan portfolio in Turkey and the depreciation of the Turkish lira against the euro.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax for the nine months ended September 30, 2026 amounted to €14,325 million, a 16.5% increase compared with the €12,292 million recorded for the nine months ended September 30, 2025.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations for the nine months ended September 30, 2026 amounted to €4,653 million, a 21.4% increase compared with the €3,832 million expense recorded for the nine months ended September 30, 2025, mainly due to the higher operating profit before tax in Mexico and, to a lesser extent, South America, Turkey and the Rest of Business operating segment.
Profit / (loss)
As a result of the foregoing, profit for the nine months ended September 30, 2026 amounted to €9,672 million, a 14.3% increase from the €8,461 million recorded for the nine months ended September 30, 2025.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company for the nine months ended September 30, 2026 amounted to €9,066 million, a 13.6% increase from the €7,978 million recorded for the nine months ended September 30, 2025.

Profit / (loss) attributable to non-controlling interests
Profit attributable to non-controlling interests for the nine months ended September 30, 2026 increased by 25.5% to €606 million, from the €483 million profit attributable to non-controlling interests recorded for the nine months ended September 30, 2025, as a result, mainly, of the increase in profit in Peru.

Results of operations by operating segment for the nine months ended September 30, 2026 compared with the nine months ended September 30, 2025
The information contained in this section is presented under management criteria; however, for the nine months ended September 30, 2026 and 2025, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group.
Following the publication of the Consolidated Financial Statements, certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain immaterial income and expenses were reallocated, in particular, between the Spain, Mexico, South America and Rest of Business operating segments and the Corporate Center. For certain relevant information concerning the preparation and presentation of the financial information included in this report, see “Presentation of Financial Information”.

	For the nine months ended September 30, 2026
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	5,055	9,826	3,357	4,518	833	(346)	23,243
Net fees and commissions	1,770	1,997	1,837	844	569	(109)	6,909
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	494	709	171	459	475	(215)	2,093
Other operating income and expense, net (2)	283	494	(280)	(756)	(5)	90	(173)
Gross income	7,601	13,026	5,085	5,065	1,873	(579)	32,072
Administration costs	(2,294)	(3,619)	(1,843)	(1,916)	(754)	(473)	(10,900)
Depreciation and amortization	(309)	(374)	(204)	(185)	(32)	(165)	(1,268)
Net margin before provisions (3)	4,999	9,033	3,038	2,964	1,087	(1,217)	19,903
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(491)	(2,586)	(1,138)	(1,171)	(64)	5	(5,444)
Provisions or reversal of provisions and other results	(73)	(38)	(40)	9	6	2	(135)
Operating profit / (loss) before tax	4,435	6,408	1,860	1,803	1,029	(1,210)	14,325
Tax expense or income related to profit or loss from continuing operations	(1,326)	(1,886)	(923)	(539)	(228)	249	(4,653)
Profit / (loss)	3,108	4,522	937	1,264	801	(961)	9,672
Profit / (loss) attributable to non-controlling interests	(2)	(1)	(148)	(442)	—	(13)	(606)
Profit / (loss) attributable to parent company	3,106	4,522	789	821	801	(974)	9,066
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income from insurance and reinsurance contracts”, “Expense from insurance and reinsurance contracts”, “Other operating income” and “Other operating expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the nine months ended September 30, 2025
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	4,886	8,393	2,137	3,547	584	(301)	19,246
Net fees and commissions	1,731	1,730	1,602	655	428	(75)	6,071
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	531	570	340	433	273	(186)	1,962
Other operating income and expense, net (2)	289	430	(303)	(625)	4	62	(143)
Gross income	7,436	11,124	3,776	4,011	1,289	(500)	27,136
Administration costs	(2,132)	(3,076)	(1,475)	(1,619)	(565)	(365)	(9,232)
Depreciation and amortization	(285)	(326)	(176)	(155)	(27)	(159)	(1,128)
Net margin before provisions (3)	5,019	7,722	2,125	2,237	696	(1,024)	16,776
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(478)	(2,279)	(667)	(858)	(45)	(1)	(4,328)
Provisions or reversal of provisions and other results	(53)	(69)	(13)	(34)	(11)	25	(155)
Operating profit / (loss) before tax	4,488	5,374	1,445	1,345	640	(1,000)	12,292
Tax expense or income related to profit or loss from continuing operations	(1,375)	(1,507)	(674)	(414)	(143)	282	(3,832)
Profit / (loss)	3,113	3,867	771	931	497	(718)	8,461
Profit / (loss) attributable to non-controlling interests	(2)	(1)	(123)	(353)	—	(5)	(483)
Profit / (loss) attributable to parent company	3,111	3,866	648	578	497	(723)	7,978
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income from insurance and reinsurance contracts”, “Expense from insurance and reinsurance contracts”, “Other operating income” and “Other operating expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

SPAIN

	For the nine months ended September 30,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Net interest income	5,055	4,886	3.4
Net fees and commissions	1,770	1,731	2.3
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	494	531	(7.0)
Other operating income and expense, net	(33)	(10)	225.8
Income and expense on insurance and reinsurance contracts	316	299	5.7
Gross income	7,601	7,436	2.2
Administration costs	(2,294)	(2,132)	7.6
Depreciation and amortization	(309)	(285)	8.2
Net margin before provisions (2)	4,999	5,019	(0.4)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(491)	(478)	2.8
Provisions or reversal of provisions and other results	(73)	(53)	37.9
Operating profit / (loss) before tax	4,435	4,488	(1.2)
Tax expense or income related to profit or loss from continuing operations	(1,326)	(1,375)	(3.5)
Profit	3,108	3,113	(0.2)
Profit attributable to non-controlling interests	(2)	(2)	—
Profit attributable to parent company	3,106	3,111	(0.2)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income
Net interest income of this operating segment for the nine months ended September 30, 2026 amounted to €5,055 million, a 3.4% increase compared with the €4,886 million recorded for the nine months ended September 30, 2025, mainly as a result of increases in the volume of the wholesale loan portfolio and the higher contribution from trading activity in the Global Markets unit and from the ALCO portfolio, partially offset by the higher funding costs in the wholesale portfolios and the cumulative impact of interest rate cuts implemented by the ECB during the second half of 2025 on the consumer and household loan portfolios, which led to lower asset yields particularly in such portfolios, which are largely referenced to variable rates. The net interest margin over average total assets of this operating segment amounted to 1.30% for the nine months ended September 30, 2026, compared with 1.50% for the nine months ended September 30, 2025 as a result in part of the cumulative impact of the ECB interest rate cuts implemented during the second half of 2025 on asset yields, which resulted in lower yields in new lending compared with the then-existing loan portfolio, contributing to a reduction in the average return on interest-earning assets.
Net fees and commissions
Net fees and commissions of this operating segment for the nine months ended September 30, 2026 amounted to €1,770 million, a 2.3% increase compared with the €1,731 million recorded for the nine months ended September 30, 2025, mainly due to the increase in fees received related to asset management activities, partially offset by higher payment systems fees paid to third parties.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the nine months ended September 30, 2026 was a net gain of €494 million, a 7.0% decrease compared with the €531 million net gain recorded for the nine months ended September 30, 2025, mainly due to lower trading gains from the Global Markets unit and negative exchange rate differences from the ALCO portfolio, partially offset by higher non-trading gains from the Global Markets unit and higher derivatives gains.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the nine months ended September 30, 2026 amounted to a €33 million expense, an increase compared with the €10 million expense recorded for the nine months ended September 30, 2025.

Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the nine months ended September 30, 2026 was €316 million, a 5.7% increase compared with the €299 million income recorded for the nine months ended September 30, 2025, mainly due to an increase in insurance sales.
Administration costs
Administration costs of this operating segment for the nine months ended September 30, 2026 amounted to €2,294 million, a 7.6% increase compared with the €2,132 million recorded for the nine months ended September 30, 2025, mainly as a result of the higher salaries paid to employees, separation costs derived from the voluntary exits in Spain and the higher general expenses, related mainly to IT.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2026 was €309 million, an 8.2% increase compared with the €285 million recorded for the nine months ended September 30, 2025, mainly due to the increase in the depreciation expense related to IT equipment.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the nine months ended September 30, 2026 amounted to a €491 million expense, a 2.8% increase compared with the €478 million expense recorded for the nine months ended September 30, 2025, mainly due to the increase in loan activity.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the nine months ended September 30, 2026 was a €73 million expense, a 37.9% increase compared with the €53 million expense recorded for the nine months ended September 30, 2025, mainly due to higher provisions for contingent risks.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2026 was €4,435 million, a 1.2% decrease compared with the €4,488 million profit recorded for the nine months ended September 30, 2025.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the nine months ended September 30, 2026 was an expense of €1,326 million, a 3.5% decrease compared with the €1,375 million expense recorded for the nine months ended September 30, 2025. Tax expense related to profit from continuing operations of this operating segment for the nine months ended September 30, 2026 and September 30, 2025 includes an approximately €225 million and €224 million expense, respectively, recorded in connection with the nine-month accrual of the estimated amount of the Interest Margin and Commission Tax (see Note 17 to the Unaudited Condensed Interim Consolidated Financial Statements).
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2026 amounted to €3,106 million, a 0.2% decrease compared with the €3,111 million profit recorded for the nine months ended September 30, 2025.

MEXICO

	For the nine months ended September 30,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Net interest income	9,826	8,393	17.1
Net fees and commissions	1,997	1,730	15.4
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	709	570	24.3
Other operating income and expense, net	(314)	(268)	17.2
Income and expense on insurance and reinsurance contracts	808	698	15.7
Gross income	13,026	11,124	17.1
Administration costs	(3,619)	(3,076)	17.7
Depreciation and amortization	(374)	(326)	14.7
Net margin before provisions (2)	9,033	7,722	17.0
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(2,586)	(2,279)	13.5
Provisions or reversal of provisions and other results	(38)	(69)	(44.8)
Operating profit / (loss) before tax	6,408	5,374	19.3
Tax expense or income related to profit or loss from continuing operations	(1,886)	(1,507)	25.2
Profit	4,522	3,867	16.9
Profit attributable to non-controlling interests	(1)	(1)	—
Profit attributable to parent company	4,522	3,866	16.9
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
In the nine months ended September 30, 2026, the Mexican peso appreciated by 7.9% against the euro in average terms compared with the nine months ended September 30, 2025, positively affecting the results of operations of the Mexico operating segment for the nine months ended September 30, 2026 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the nine months ended September 30, 2026 amounted to €9,826 million, a 17.1% increase compared with the €8,393 million recorded for the nine months ended September 30, 2025, mainly as a result of increases in the volume of SMEs and consumer loans, lower wholesale funding costs and the appreciation of the Mexican peso against the euro, partially offset by lower yields on loans due in part to interest rate cuts in the period. At constant exchange rates, there was an 8.5% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 6.66% for the nine months ended September 30, 2026, compared with 6.72% for the nine months ended September 30, 2025, as a result in part of the cumulative impact on asset yields of the BANXICO and Fed interest rate cuts implemented during 2026 and the second half of 2025, respectively, which resulted in lower yields in new lending compared with the then-existing loan portfolio, contributing to a reduction in the average return on interest-earning assets.
Net fees and commissions
Net fees and commissions of this operating segment for the nine months ended September 30, 2026 amounted to €1,997 million, a 15.4% increase compared with the €1,730 million recorded for the nine months ended September 30, 2025, mainly due to the increase in fees related to payment systems (in particular, credit cards) and to a lesser extent, fees from asset management activities as a result of the increase in the volume of mutual funds, and the appreciation of the Mexican peso against the euro, partially offset by the increase in commissions paid to third parties in relation to credit cards. At constant exchange rates, there was a 7.0% increase in net fees and commissions.

Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the nine months ended September 30, 2026 were €709 million, a 24.3% increase compared with the €570 million gain recorded for the nine months ended September 30, 2025, mainly as a result of the higher gains from the Global Markets unit related to trading derivatives and, to a lesser extent, the appreciation of the Mexican peso against the euro, partially offset by lower gains from hedge accounting transactions carried out by the Global Markets unit. At constant exchange rates, there was a 15.2% increase in net gains on financial assets and liabilities and exchange differences.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the nine months ended September 30, 2026 was an expense of €314 million, a 17.2% increase compared with the €268 million expense recorded for the nine months ended September 30, 2025, mainly as a result of the higher contributions made to the Deposit Guarantee Fund, related to the increase of customer deposits, and the appreciation of the Mexican peso against the euro. At constant exchange rates, there was an 8.4% increase in net other operating expense.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the nine months ended September 30, 2026 was €808 million, a 15.7% increase compared with the €698 million income recorded for the nine months ended September 30, 2025, mainly due to the increase in insurance premiums, attributable in part to a higher volume of insurance sales by the insurance companies and, to a lesser extent, the appreciation of the Mexican peso against the euro. At constant exchange rates, there was a 7.2% increase in net income on insurance and reinsurance contracts.
Administration costs
Administration costs of this operating segment for the nine months ended September 30, 2026 were €3,619 million, a 17.7% increase compared with the €3,076 million recorded for the nine months ended September 30, 2025, mainly as a result of the higher general expenses related mainly to IT, security monitoring (surveillance and cash courier services) and marketing, and, to a lesser extent, the higher personnel expenses due in part to new hires and the appreciation of the Mexican peso against the euro. At constant exchange rates, there was a 9.1% increase in administration costs.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2026 was €374 million, a 14.7% increase compared with the €326 million recorded for the nine months ended September 30, 2025, mainly as a result of the increase in the depreciation expense related to IT equipment and the appreciation of the Mexican peso against the euro. At constant exchange rates, there was a 6.3% increase in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the nine months ended September 30, 2026 was a €2,586 million expense, a 13.5% increase compared with the €2,279 million expense recorded for the nine months ended September 30, 2025, mainly due to higher credit impairment requirements in the credit cards, consumer and wholesale portfolios (which volumes increased and also required higher credit impairments) and the appreciation of the Mexican peso against the euro. At constant exchange rates, there was a 5.2% increase in impairment on financial assets not measured at fair value through profit or loss or net gains by modification.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the nine months ended September 30, 2026 were a €38 million expense, a 44.8% decrease compared with the €69 million expense recorded for the nine months ended September 30, 2025, mainly due to the lower provisions related to contingent risks, and the higher sales of real estate assets. At constant exchange rates, there was a 48.8% decrease in provisions and other results.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2026 was €6,408 million, a 19.3% increase compared with the €5,374 million profit recorded for the nine months ended September 30, 2025. At constant exchange rates, there was a 10.5% increase in operating profit before tax.

Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the nine months ended September 30, 2026 was €1,886 million, a 25.2% increase compared with the €1,507 million expense recorded for the nine months ended September 30, 2025, mainly as a result of the higher operating profit before tax. At constant exchange rates, there was a 16.0% increase in tax expense related to profit from continuing operations.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2026 amounted to €4,522 million, a 16.9% increase compared with the €3,866 million profit recorded for the nine months ended September 30, 2025. At constant exchange rates, there was an 8.4% increase in profit attributable to parent company.

TURKEY

	For the nine months ended September 30,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Net interest income	3,357	2,137	57.1
Net fees and commissions	1,837	1,602	14.7
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	171	340	(49.7)
Other operating income and expense, net	(441)	(374)	17.9
Income and expense on insurance and reinsurance contracts	162	71	126.6
Gross income	5,085	3,776	34.7
Administration costs	(1,843)	(1,475)	25.0
Depreciation and amortization	(204)	(176)	16.2
Net margin before provisions (2)	3,038	2,125	42.9
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,138)	(667)	70.5
Provisions or reversal of provisions and other results	(40)	(13)	214.0
Operating profit / (loss) before tax	1,860	1,445	28.7
Tax expense or income related to profit or loss from continuing operations	(923)	(674)	36.8
Profit	937	771	21.6
Profit attributable to non-controlling interests	(148)	(123)	20.6
Profit attributable to parent company	789	648	21.8
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
As of September 30, 2026, the Turkish lira depreciated by 12.3% against the euro compared to September 30, 2025, adversely affecting the results of operations of the Turkey operating segment for the nine months ended September 30, 2026 expressed in euros (as the period-end exchange rates of the Turkish lira are used to convert income statement items pursuant to IAS 21 for the nine months ended September 30, 2026 and 2025, respectively). See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
Regulation and monetary policy, including the liraization strategy adopted by the CBRT to protect the Turkish lira, has affected this operating segment. See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” in our 2025 Form 20-F.
Net interest income
Net interest income of this operating segment for the nine months ended September 30, 2026 amounted to €3,357 million, a 57.1% increase compared with the €2,137 million recorded for the nine months ended September 30, 2025, mainly as a result of the higher volume of Turkish lira denominated loans, supported by the lessening, throughout 2025, of the loan reserve requirements imposed by the CBRT (see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” in our 2025 Form 20-F), and the lower wholesale funding costs, partially offset by the depreciation of the Turkish lira against the euro and, to a lesser extent, the higher cost of swap funding. At constant exchange rates, there was a 74.8% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 4.70% for the nine months ended September 30, 2026, compared with 3.34% for the nine months ended September 30, 2025.

Net fees and commissions
Net fees and commissions of this operating segment for the nine months ended September 30, 2026 amounted to €1,837 million, a 14.7% increase compared with the €1,602 million recorded for the nine months ended September 30, 2025, mainly as a result of the increase in payment systems fees (mainly credit cards) supported by the increase in the maximum credit card fees banks may charge in Turkey pursuant to the regulation established by the CBRT, and the increase in the volume of asset management activities, partially offset by the depreciation of the Turkish lira against the euro and the increase in fees paid to third parties driven by the increase in payment systems fee income. At constant exchange rates, there was a 28.9% increase in net fees and commissions.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the nine months ended September 30, 2026 amounted to €171 million, a 49.7% decrease compared with the €340 million gain recorded for the nine months ended September 30, 2025, mainly driven by lower trading gains in the derivatives and ALCO portfolios and, to a lesser extent, the depreciation of the Turkish lira against the euro, partially offset by positive exchange differences and higher gains in the Global Markets unit. At constant exchange rates, there was a 45.6% decrease in net gains on financial assets and liabilities and exchange differences.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the nine months ended September 30, 2026 was a €441 million net expense, a 17.9% increase compared with the €374 million net expense recorded for the nine months ended September 30, 2025. In the nine months ended September 30, 2026, other operating income and expense, net, was negatively affected by the lower positive impact of the revaluation of bonds linked to inflation in the period (€488 million and €585 million in the nine months ended September 30, 2026 and 2025, respectively), and the depreciation of the Turkish lira against the euro, and positively affected by the lower loss on the net monetary position resulting from the adjustment for hyperinflation (€707 million and €747 million, respectively, in the nine months ended September 30, 2026 and 2025). At constant exchange rates, there was a 0.7% decrease in net other operating expense.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the nine months ended September 30, 2026 was €162 million compared with the €71 million income recorded for the nine months ended September 30, 2025, mainly due to the higher insurance sales by the insurance companies, partially offset by the depreciation of the Turkish lira against the euro.
Administration costs
Administration costs of this operating segment for the nine months ended September 30, 2026 amounted to €1,843 million, a 25.0% increase compared with the €1,475 million recorded for the nine months ended September 30, 2025, mainly as a result of the increase in personnel expenses driven by salary updates in a context of high inflation, and the increase in general expenses (technology and marketing) driven to a great extent by the high average inflation rates, partially offset by the depreciation of the Turkish lira against the euro. At constant exchange rates, there was a 39.7% increase in administration costs, which was above Turkey’s inflation rate for the period.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2026 was €204 million, a 16.2% increase compared with the €176 million recorded for the nine months ended September 30, 2025, mainly as a result of the increase in the depreciation expense related to right-of-use assets, offset in part by the depreciation of the Turkish lira against the euro. At constant exchange rates, there was a 23.4% increase in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the nine months ended September 30, 2026 was a €1,138 million expense, a 70.5% increase compared with the €667 million expense recorded for the nine months ended September 30, 2025, mainly as a result of the increase in the expected losses related to the retail loan portfolio (mainly related to consumer and credit card loans, which volumes increased and also required higher credit impairments), driven, in part, by the uncertain global macroeconomic scenario (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Macroeconomic and geopolitical conditions”), partially offset by lower expected losses in the corporate loan portfolio, and the depreciation of the Turkish lira against the euro. At constant exchange rates, there was a 91.6% increase in impairment on financial assets not measured at fair value through profit or loss or net gains by modification.

Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the nine months ended September 30, 2026 were a €40 million expense compared with the €13 million expense recorded for the nine months ended September 30, 2025, mainly due to higher provisions for contingent risks.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2026 was €1,860 million, a 28.7% increase compared with the €1,445 million profit recorded for the nine months ended September 30, 2025. At constant exchange rates, there was a 56.7% increase in operating profit before tax.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the nine months ended September 30, 2026 was €923 million, a 36.8% increase compared with the €674 million expense recorded for the nine months ended September 30, 2025, mainly as a result of the higher operating profit before tax, partially offset by the depreciation of the Turkish lira against the euro. The effective tax rate in Turkey was also affected by the net monetary loss recognized in profit or loss as a result of hyperinflationary accounting, which is not deductible for tax purposes. At constant exchange rates, there was a 54.2% increase in tax expense related to profit or loss from continuing operations.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the nine months ended September 30, 2026 amounted to €148 million, a 20.6% increase compared with the €123 million recorded for the nine months ended September 30, 2025, mainly due to the increase in profit.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2026 amounted to €789 million, a 21.8% increase compared with the €648 million recorded for the nine months ended September 30, 2025.

SOUTH AMERICA

	For the nine months ended September 30,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Net interest income	4,518	3,547	27.4
Net fees and commissions	844	655	28.7
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	459	433	6.0
Other operating income and expense, net	(866)	(708)	22.3
Income and expense on insurance and reinsurance contracts	110	83	32.8
Gross income	5,065	4,011	26.3
Administration costs	(1,916)	(1,619)	18.3
Depreciation and amortization	(185)	(155)	19.6
Net margin before provisions (2)	2,964	2,237	32.5
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,171)	(858)	36.4
Provisions or reversal of provisions and other results	9	(34)	n.m. (3)
Operating profit / (loss) before tax	1,803	1,345	34.0
Tax expense or income related to profit or loss from continuing operations	(539)	(414)	30.1
Profit	1,264	931	35.8
Profit attributable to non-controlling interests	(442)	(353)	25.4
Profit attributable to parent company	821	578	42.1
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
In the nine months ended September 30, 2026, the Argentine peso depreciated by 9.0% against the euro (considering the period-end exchange rates used to convert income statement items for the nine months ended September 30, 2026 and 2025, respectively, pursuant to IAS 21). On the other hand, the Colombian peso and the Peruvian sol appreciated by 13.7% and 2.8%, respectively, against the euro in average terms compared with the nine months ended September 30, 2025. Overall, changes in exchange rates modestly adversely affected the results of operations of the South America operating segment for the nine months ended September 30, 2026 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the nine months ended September 30, 2026 and 2025, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
Net interest income
Net interest income of this operating segment for the nine months ended September 30, 2026 amounted to €4,518 million, a 27.4% increase compared with the €3,547 million recorded for the nine months ended September 30, 2025, mainly as a result of the increases in the volume of the corporate and retail loan portfolios and securities portfolios, the lower overall funding costs in the corporate and retail loan portfolios in Argentina and, to a lesser extent, increases in the volume and yield in the commercial loan portfolio and the securities portfolio in Colombia, increases in the yield of the loan portfolio in Peru and the appreciation of the Colombian peso and the Peruvian sol against the euro, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 26.1% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 7.22% for the nine months ended September 30, 2026, compared with 6.56% for the nine months ended September 30, 2025.
Net fees and commissions
Net fees and commissions of this operating segment for the nine months ended September 30, 2026 amounted to €844 million income, a 28.7% increase compared with the €655 million income recorded for the nine months ended September 30, 2025, mainly due to increases in payment systems fees (in particular, related to credit cards) as a result of increases in the volume of transactions and commission rates in Argentina and, to a lesser extent, Colombia, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 28.9% increase in net fees and commissions.

Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the nine months ended September 30, 2026 were €459 million, a 6.0% increase compared with the €433 million gain recorded for the nine months ended September 30, 2025, mainly due to higher trading gains in Colombia. At constant exchange rates, there was a 5.8% increase in net gains on financial assets and liabilities and exchange differences.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the nine months ended September 30, 2026 was a €866 million expense, a 22.3% increase compared with the €708 million expense recorded for the nine months ended September 30, 2025, mainly driven by the higher loss on the net monetary position resulting from the adjustment for hyperinflation in Argentina and, to a lesser extent, in Venezuela, which resulted in a monetary loss of €384 million and €101 million, respectively, in the nine months ended September 30, 2026, compared to the €277 million and €99 million, respectively, in the nine months ended September 30, 2025, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 23.4% increase in net other operating expense.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the nine months ended September 30, 2026 was €110 million, a 32.8% increase compared with the €83 million net income recorded for the nine months ended September 30, 2025, mainly as a result of the higher volume of insurance sales by the insurance companies in Colombia and, to a lesser extent, Argentina, and the appreciation of the Colombian peso against the euro, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 25.1% increase in net income on insurance and reinsurance contracts.
Administration costs
Administration costs of this operating segment for the nine months ended September 30, 2026 amounted to €1,916 million, an 18.3% increase compared with the €1,619 million recorded for the nine months ended September 30, 2025, mainly as a result of increases in personnel expenses, mainly driven by salary updates (aimed at compensating the loss of purchasing power due to inflation) and increases in the number of employees in Argentina and Colombia, increases in general expenses in Peru, Argentina and Colombia (mainly related to marketing and IT), and the appreciation of the Colombian peso and the Peruvian sol against the euro, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 17.1% increase in administration costs.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2026 was a €185 million expense, a 19.6% increase compared with the €155 million expense recorded for the nine months ended September 30, 2025 mainly due to the increase in the depreciation expense related to IT equipment in Argentina. At constant exchange rates, there was a 16.2% increase in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the nine months ended September 30, 2026 was a €1,171 million expense, a 36.4% increase compared with the €858 million expense recorded for the nine months ended September 30, 2025, mainly as a result of higher credit impairment requirements in the retail loan portfolio in Argentina, in particular, in connection with consumer loans and mortgages, in a context of greater credit activity (as we increased private lending driven, in part, by the lower government borrowings), and the appreciation of the Colombian peso against the euro, partially offset by the depreciation of the Argentine peso against the euro and the lower credit impairment requirements in the retail loan portfolio in Peru. At constant exchange rates, there was a 32.3% increase in impairment on financial assets not measured at fair value through profit or loss or net gains by modification.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the nine months ended September 30, 2026 were a €9 million income, compared with the €34 million expense recorded for the nine months ended September 30, 2025, mainly due to lower provisions in Peru related to off-balance exposures.

Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2026 was €1,803 million, a 34.0% increase compared with the €1,345 million profit recorded for the nine months ended September 30, 2025. At constant exchange rates, there was a 34.2% increase in operating profit before tax.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the nine months ended September 30, 2026 was €539 million, a 30.1% increase compared with the €414 million expense recorded for the nine months ended September 30, 2025, mainly as a result of the higher operating profit before tax in Colombia, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 31.0% increase in tax expense related to profit or loss from continuing operations.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the nine months ended September 30, 2026 amounted to €442 million, a 25.4% increase compared with the €353 million recorded for the nine months ended September 30, 2025. At constant exchange rates, there was a 26.4% increase in profit attributable to non-controlling interests mainly due to an increase in profit in Peru.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2026 amounted to €821 million, a 42.1% increase compared with the €578 million recorded for the nine months ended September 30, 2025. At constant exchange rates, there was a 41.1% increase in profit attributable to parent company.

REST OF BUSINESS

	For the nine months ended September 30,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Net interest income	833	584	42.6
Net fees and commissions	569	428	33.1
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	475	273	73.8
Other operating income and expense, net	(6)	2	n.m. (2)
Income and expense on insurance and reinsurance contracts	1	2	—
Gross income	1,873	1,289	45.3
Administration costs	(754)	(565)	33.4
Depreciation and amortization	(32)	(27)	16.0
Net margin before provisions (3)	1,087	696	56.1
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(64)	(45)	39.9
Provisions or reversal of provisions and other results	6	(11)	n.m. (2)
Operating profit / (loss) before tax	1,029	640	60.9
Tax expense or income related to profit or loss from continuing operations	(228)	(143)	59.6
Profit	801	497	61.3
Profit attributable to parent company	801	497	61.3
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
In the nine months ended September 30, 2026, the U.S. dollar depreciated by 3.6% against the euro in average terms compared with the nine months ended September 30, 2025, adversely affecting the results of operations of the Rest of Business operating segment for the nine months ended September 30, 2026 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the nine months ended September 30, 2026 amounted to €833 million, a 42.6% increase compared with the €584 million recorded for the nine months ended September 30, 2025, mainly due to the increase in the wholesale loan portfolio in the New York branch and Asia, supported by the increase in loan activity, partially offset by the depreciation of the U.S. dollar against the euro. At constant exchange rates, there was a 40.2% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 0.99% for the nine months ended September 30, 2026, compared with 1.14% for the nine months ended September 30, 2025, as a result in part of the cumulative impact on asset yields, of the Fed and ECB interest rate cuts implemented during the second half of 2025, which resulted in lower yields in new lending compared with the then-existing loan portfolio, contributing to a reduction in the average return on interest-earning assets.
Net fees and commissions
Net fees and commissions of this operating segment for the nine months ended September 30, 2026 amounted to €569 million, a 33.1% increase compared with the €428 million recorded for the nine months ended September 30, 2025, mainly due to the higher fees from debt origination by BBVA Securities Inc., our broker-dealer in the United States (acting as underwriter), and higher commissions charged to transactional banking clients. At constant exchange rates, there was a 32.1% increase in net fees and commissions.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the nine months ended September 30, 2026 were €475 million, a 73.8% increase compared with the €273 million net gain recorded for the nine months ended September 30, 2025, mainly due to the higher trading gains in the Global Markets units in the United States. At constant exchange rates, there was a 72.2% increase in net gains on financial assets and liabilities and exchange differences.

Administration costs
Administration costs of this operating segment for the nine months ended September 30, 2026 amounted to €754 million, a 33.4% increase compared with the €565 million recorded for the nine months ended September 30, 2025, mainly due to increases in personnel expenses due to new hires and investment in strategic projects, particularly in Europe and in the United States, and in general expenses. At constant exchange rates, there was a 32.5% increase in administration costs.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2026 amounted to €32 million, a 16.0% increase compared with the €27 million recorded for the nine months ended September 30, 2025. At constant exchange rates, there was a 15.1% increase in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the nine months ended September 30, 2026 was a €64 million expense, a 39.9% increase compared with the €45 million expense recorded for the nine months ended September 30, 2025, mainly as a result of the higher credit impairment requirements in the corporate and investment banking loan portfolios in the United States (which volumes increased and also required higher credit impairments). At constant exchange rates, there was a 37.3% increase in impairment on financial assets not measured at fair value through profit or loss or net gains by modification.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the nine months ended September 30, 2026 were an income of €6 million compared with the €11 million expense recorded for the nine months ended September 30, 2025.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the nine months ended September 30, 2026 was €1,029 million, a 60.9% increase compared with the €640 million recorded for the nine months ended September 30, 2025. At constant exchange rates, there was a 58.2% increase in operating profit before tax.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the nine months ended September 30, 2026 was €228 million, a 59.6% increase compared with the €143 million expense recorded for the nine months ended September 30, 2025, due mainly to the increase in operating profit. At constant exchange rates, there was a 57.3% increase in tax expense related to profit from continuing operations.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the nine months ended September 30, 2026 amounted to €801 million, a 61.3% increase compared with the €497 million recorded for the nine months ended September 30, 2025. At constant exchange rates, there was a 58.5% increase in profit attributable to parent company.

CORPORATE CENTER

	For the nine months ended September 30,
	2026	2025	Change
	(In Millions of Euros)		(In %)
Net interest income / (expense)	(346)	(301)	14.8
Net fees and commissions	(109)	(75)	44.4
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	(215)	(186)	15.5
Other operating income and expense, net	90	61	47.7
Income and expense on insurance and reinsurance contracts	—	2	—
Gross income	(579)	(500)	15.9
Administration costs	(473)	(365)	29.8
Depreciation and amortization	(165)	(159)	3.5
Net margin before provisions (2)	(1,217)	(1,024)	18.9
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	5	(1)	n.m. (3)
Provisions or reversal of provisions and other results	2	25	(90.9)
Operating profit / (loss) before tax	(1,210)	(1,000)	21.0
Tax expense or income related to profit or loss from continuing operations	249	282	(11.5)
Profit / (loss)	(961)	(718)	33.8
Profit / (loss) attributable to non-controlling interests	(13)	(5)	—
Profit / (loss) attributable to parent company	(974)	(723)	34.6
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
Net interest income / (expense)
Net interest expense of the Corporate Center for the nine months ended September 30, 2026 was €346 million, a 14.8% increase compared with the €301 million net expense recorded for the nine months ended September 30, 2025, mainly due to the higher funding costs of the Group’s central units.
Net fees and commissions
Net fees and commissions of the Corporate Center was an expense of €109 million for the nine months ended September 30, 2026, a 44.4% increase compared with the €75 million expense recorded for the nine months ended September 30, 2025 mainly as a result of the higher volume of debt issuances carried out by Banco Bilbao Vizcaya Argentaria, S.A. (the parent company of the Group).
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net losses on financial assets and liabilities and exchange differences of the Corporate Center for the nine months ended September 30, 2026 were €215 million, a 15.5% increase compared with the €186 million loss recorded for the nine months ended September 30, 2025, mainly as a result of the higher losses from the trading portfolio, partially offset by higher gains on exchange differences.
Other operating income and expense, net
Other operating income and expense, net of the Corporate Center for the nine months ended September 30, 2026 was €90 million of net income, a 47.7% increase compared with the €61 million net income recorded for the nine months ended September 30, 2025 mainly as a result of higher gains from investees accounted for under the equity method.
Administration costs
Administration costs of the Corporate Center for the nine months ended September 30, 2026 amounted to €473 million, a 29.8% increase compared with the €365 million recorded for the nine months ended September 30, 2025, mainly due to higher personnel expenses, in part, from the voluntary exits.

Depreciation and amortization
Depreciation and amortization of the Corporate Center for the nine months ended September 30, 2026 was €165 million, a 3.5% increase compared with the €159 million recorded for the nine months ended September 30, 2025.
Operating profit / (loss) before tax
As a result of the foregoing, operating loss before tax of the Corporate Center for the nine months ended September 30, 2026 was €1,210 million, a 21.0% increase compared with the €1,000 million loss recorded for the nine months ended September 30, 2025.
Tax expense or income related to profit or loss from continuing operations
Tax income related to loss from continuing operations of the Corporate Center for the nine months ended September 30, 2026 amounted to €249 million, an 11.5% decrease compared with the €282 million income recorded for the nine months ended September 30, 2025, mainly due to the adjustment in the estimate of the annual tax rate for the BBVA Group, which reflects the Group’s reassessment of the coverage needs for the identified tax risks.
Profit / (loss) attributable to parent company
As a result of the foregoing, loss attributable to parent company of the Corporate Center for the nine months ended September 30, 2026 was €974 million, a 34.6% increase compared with the €723 million loss recorded for the nine months ended September 30, 2025.

Capital
September 30, 2026 information presented below is based on preliminary data.
Own funds as of September 30, 2026 and December 31, 2025 are calculated in accordance with the applicable regulations on minimum capital requirements for Spanish credit institutions both at an individual entity level and as a consolidated group. Such regulations establish how to calculate own funds, as well as the various required internal capital adequacy assessment processes and the information required to be disclosed to the market.
The minimum capital requirements established by the current regulations are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in these regulations and internal corporate governance obligations.
As a result of the penultimate Supervisory Review and Evaluation Process (SREP) carried out by the ECB, BBVA must maintain, at a consolidated level, as from January 1, 2026, a Common Equity Tier 1 (CET1) capital ratio of 8.97%2 and a total capital ratio of 13.13%2. The consolidated total capital requirement includes: (i) the “Pillar 1” capital requirement of 8.00%, of which a minimum of 4.50% must be met with CET1 capital, 1.50% may be met with AT1 instruments and 2.00% may be met with Tier 2 instruments; (ii) the “Pillar 2” capital requirement (P2R) of 1.62%, of which a minimum of 0.96% must be met with CET1 capital (of which 0.12% is determined on the basis of the ECB’s prudential provisioning expectation), 0.28% may be met with AT1 instruments and 0.38% may be met with Tier 2 instruments; (iii) the capital conservation buffer (2.50% that must be met exclusively with CET1 capital); (iv) the D-SIB capital buffer (0.75% that must be met exclusively with CET1 capital); (v) the capital buffer for Countercyclical Risk (0.25% that must be met exclusively with CET1 capital); and (vi) the capital buffer for Systemic Risk (0.01% that must be met exclusively with CET1 capital).
As a result of the most recent SREP carried out by the ECB, BBVA must maintain, at a consolidated level, from January 1, 2027, a CET1 ratio of 9.36%3 and a total capital ratio of 13.60%. The consolidated total capital requirement includes: (i) the “Pillar 1” capital requirement of 8.00%, of which a minimum of 4.50% must be met with CET1 capital; (ii) the “Pillar 2” capital requirement of 1.70%, of which a minimum of 0.96% must be met with CET1 capital; (iii) the capital conservation buffer (2.50% that must be met exclusively with CET1 capital); (iv) the D-SIB capital buffer (1.00% that must be met exclusively with CET1 capital); (v) the capital buffer for Countercyclical Risk (0.39% that must be met exclusively with CET1 capital); and (vi) the capital buffer for Systemic Risk (0.01% that must be met exclusively with CET1 capital).
BBVA Group’s CET1 ratio stood at 12.21% as of September 30, 2026, which represents a decrease of 49 basis points compared to December 31, 2025, mainly due to the impact of the implementation of the Framework Program and the Second Framework Program.
Risk-weighted assets (RWA) increased in the nine months ended September 30, 2026 by approximately €36,917,449 billion mainly due to the increase in credit lending and in debt securities and, to a lesser extent, the appreciation of the Colombian peso, the U.S. dollar and the Mexican peso against the euro.
The AT1 ratio stood at 1.50% as of September 30, 2026, an increase of 12 basis points from December 31, 2025, supported by the issuance in May 2026 of contingent convertible preferred securities (CoCos) by Banco Bilbao Vizcaya Argentaria, S.A. in an aggregate amount of €1.0 billion, partially offset by the increase in RWA. The Tier 2 ratio stood at 2.87% as of September 30, 2026, which represents a decrease of 26 basis points compared to December 31, 2025, mainly due to the increase in the Group’s RWA during the nine months ended September 30, 2026 and, to a lesser extent, the early redemption of a subordinated debt issuance by Banco Bilbao Vizcaya Argentaria, S.A. amounting to GBP 300 million.
As a result of the above, the total capital ratio stood at 16.57% as of September 30, 2026.
The consolidated ratios as of September 30, 2026 and December 31, 2025 were as follows:
2 Considering the latest official updates to the countercyclical capital buffer and the systemic risk buffer, applied on the basis of exposures as of June 30, 2026.
3 Based on the latest available information.

CAPITAL BASE (MILLIONS OF EUROS)
	September 30, 2026 (1)	December 31, 2025
Common Equity Tier 1 (CET1)	52,992	50,446
Tier 1	59,496	55,934
Tier 2	12,460	12,431
Total capital (Tier 1 + Tier 2)	71,956	68,365
Risk-weighted assets	434,158	397,241
CET1 (%)	12.21%	12.70%
Tier 1 (%)	13.70%	14.08%
Tier 2 (%)	2.87%	3.13%
Total capital ratio (%)	16.57%	17.21%
(1)Preliminary data.
As of September 30, 2026, the leverage ratio (calculated by dividing BBVA’s Tier 1 capital by its total leverage ratio exposure measure, which includes BBVA’s assets and off-balance-sheet items) stood at 5.71% compared to 6.15% as of December 31, 2025. This decrease was mainly due to the increase in the exposure to leverage ratio during the period as a result of dynamic commercial activity and business growth due to the increase in balance sheet items and, to a lesser extent, the counterparty risk items and off-balance sheet exposures, partially offset by the increase in Tier 1 capital primarily due to organic earnings generation, net of the impact of the implementation of the Framework Program and the Second Framework Program.
With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, as of September 30, 2026, BBVA had to maintain an amount of own funds and eligible liabilities equal to 23.94% of the total RWA of its resolution group, on sub-consolidated level (the “MREL in RWA”). Within this MREL in RWA, an amount equal to 13.50% of the RWA of the resolution group had to be met with subordinated instruments (the “subordination requirement in RWA”). The MREL in RWA and the subordination requirement in RWA did not include the combined capital buffer requirement (3.72% considering the then last official update of the countercyclical capital buffer and the systemic risk buffer, calculated on the basis of exposure as of June 30, 2026, according to applicable regulations and supervisory criteria).
Additionally, as of September 30, 2026, BBVA was required to meet a volume of own funds and eligible liabilities in terms of total exposure considered for the purpose of the calculation of the leverage ratio (the “MREL in LR”) of 8.96%, of which 5.56% in terms of the total exposure considered for calculating the leverage ratio had to be satisfied with subordinated instruments (the “subordination requirement in LR”). The MREL in RWA and MREL in LR ratios stood at 29.40% and 9.89%, respectively, at September 30, 2026, while the subordinated ratios (subordination requirement in RWA and subordination requirement in LR, respectively, to be fulfilled only by capital and/or subordinated instruments) were 26.37% and 8.87%, respectively, at such date.
Given the structure of the resolution group’s own funds and eligible liabilities, as of September 30, 2026, the Group meets the aforementioned requirements.
In addition, as from June 2026, BBVA must maintain, at an individual entity level, a CET1 ratio of 7.47%4 and a total capital ratio of 10.97%4. These ratios do not include a “Pillar 2” capital requirement at the individual entity level of 1.50%, of which at least 0.84% shall be met with CET1. As from January 1, 2027, BBVA must maintain, at an individual level, a CET1 ratio of 7.75% and a total capital ratio of 11.25%. These ratios include a 0.02% capital buffer for Systemic Risk and a 0.73% capital buffer for Countercyclical Risk applicable to the Bank at an individual level that shall be met with CET1.
The individual ratios of BBVA as of September 30, 2026 were as follows: the CET1 ratio stood at 12.42%, the Tier 1 ratio stood at 15.13%, the Tier 2 ratio stood at 2.47% and the total capital ratio stood at 17.60%. Risk-weighted assets (RWA) on an individual entity level amounted to €231,737 million as of September 30, 2026.
4 Considering the last official updates of the countercyclical capital buffer and systemic risk buffer, calculated on the basis of exposures as of June 30, 2026.

Unaudited Condensed Interim Consolidated Financial Statements as of and for the nine months ended September 30, 2026

Contents
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited condensed consolidated balance sheets as of September 30, 2026 and December 31, 2025

CONDENSED CONSOLIDATED BALANCE SHEETS (MILLIONS OF EUROS)

ASSETS	Notes	September 2026	December 2025
Cash, cash balances at central banks and other demand deposits	8	62,933	58,837
Financial assets held for trading	9	154,537	123,185
Non-trading financial assets mandatorily at fair value through profit or loss	10	13,504	11,272
Financial assets designated at fair value through profit or loss	11	831	1,006
Financial assets at fair value through other comprehensive income	12	59,741	58,809
Financial assets at amortized cost	13	651,701	568,893
Derivatives - hedge accounting		775	570
Fair value changes of the hedged items in portfolio hedges of interest rate risk		(185)	(87)
Joint ventures and associates	14	981	994
Insurance and reinsurance assets	21	264	198
Tangible assets	15	9,763	9,482
Intangible assets	16	3,203	2,856
Tax assets	17	17,400	17,867
Other assets	18	5,881	4,985
Non-current assets and disposal groups classified as held for sale	19	4,863	709
TOTAL ASSETS		986,191	859,576

LIABILITIES AND EQUITY	Notes	September 2026	December 2025
Financial liabilities held for trading	9	126,627	91,917
Financial liabilities designated at fair value through profit or loss	11	21,567	18,417
Financial liabilities at amortized cost	20	739,518	658,599
Derivatives - hedge accounting		2,288	1,933
Liabilities under insurance and reinsurance contracts	21	13,084	12,760
Provisions	22	4,253	4,422
Tax liabilities	17	4,828	4,020
Other liabilities	18	7,992	5,709
Liabilities included in disposal groups classified as held for sale	19	3,466	—
TOTAL LIABILITIES		923,623	797,778
SHAREHOLDERS’ FUNDS		75,260	76,228
Capital	24	2,700	2,797
Share premium		16,055	18,469
Other equity		36	40
Retained earnings	25	51,354	46,346
Other reserves	25	(886)	203
Less: Treasury shares		(1,046)	(299)
Profit or loss attributable to owners of the parent		9,066	10,511
Less: Interim dividends		(2,020)	(1,840)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	26	(17,686)	(18,871)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	27	4,994	4,441
TOTAL EQUITY		62,568	61,798
TOTAL EQUITY AND TOTAL LIABILITIES		986,191	859,576

MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES)	Notes	September 2026	December 2025
Loan commitments given	28	278,904	227,554
Financial guarantees given	28	27,518	24,865
Other commitments given	28	76,839	60,159
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated income statements for the nine months ended September 30, 2026 and 2025

CONDENSED CONSOLIDATED INCOME STATEMENTS (MILLIONS OF EUROS)

	Notes	September 2026	September 2025
Interest and other income	29.1	49,936	43,231
Interest income using effective interest rate method		44,966	39,147
Other interest income		4,971	4,084
Interest expense	29.2	(26,693)	(23,985)
NET INTEREST INCOME		23,243	19,246
Dividend income	30	86	79
Share of profit or loss of entities accounted for using the equity method		80	42
Fee and commission income	31	11,608	10,022
Fee and commission expense	31	(4,699)	(3,951)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	32	189	245
Gains (losses) on financial assets and liabilities held for trading, net	32	1,583	1,719
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	32	85	191
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	32	309	37
Gains (losses) from hedge accounting, net	32	(15)	8
Exchange differences, net	32	(57)	(237)
Other operating income	33	477	497
Other operating expense	33	(2,212)	(1,907)
Income from insurance and reinsurance contracts	34	3,301	2,835
Expense from insurance and reinsurance contracts	34	(1,906)	(1,689)
GROSS INCOME		32,072	27,136
Administration costs	35	(10,900)	(9,232)
Depreciation and amortization	36	(1,268)	(1,128)
Provisions or reversal of provisions	37	(132)	(233)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	38	(5,444)	(4,328)
NET OPERATING INCOME		14,327	12,215
Impairment or reversal of impairment of investments in joint ventures and associates		—	32
Impairment or reversal of impairment on non-financial assets	39	(20)	(5)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net		13	5
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	40	5	45
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		14,325	12,292
Tax expense or income related to profit or loss from continuing operations		(4,653)	(3,832)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		9,672	8,461
Profit (loss) after tax from discontinued operations	19	—	—
PROFIT (LOSS)		9,672	8,461
ATTRIBUTABLE TO MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	27	606	483
ATTRIBUTABLE TO OWNERS OF THE PARENT		9,066	7,978
		September 2026	September 2025
EARNINGS (LOSSES) PER SHARE (EUROS)		1.57	1.33
Basic earnings (losses) per share from continuing operations		1.57	1.33
Diluted earnings (losses) per share from continuing operations		1.57	1.33
Basic earnings (losses) per share from discontinued operations		—	—
Diluted earnings (losses) per share from discontinued operations		—	—
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of recognized income and expense for the nine months ended September 30, 2026 and 2025

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (MILLIONS OF EUROS)

	September 2026	September 2025
PROFIT (LOSS) RECOGNIZED IN INCOME STATEMENT	9,672	8,461
OTHER RECOGNIZED INCOME (EXPENSE)	428	(1,900)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(125)	(146)
Actuarial gains (losses) from defined benefit pension plans	(329)	(218)
Non-current assets and disposal groups held for sale	1	—
Share of other recognized income and expense of entities accounted for using the equity method	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	59	132
Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	139	(111)
Income tax related to items not subject to reclassification to income statement	5	52
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	552	(1,754)
Hedge of net investments in foreign operations (effective portion)	(323)	(485)
Valuation gains (losses) taken to equity	(323)	(485)
Transferred to profit or loss	—	—
Other reclassifications	—	—
Foreign currency translation	1,800	(1,498)
Translation gains (losses) taken to equity	1,779	(1,498)
Transferred to profit or loss	—	—
Other reclassifications	21	—
Cash flow hedges (effective portion)	(37)	(71)
Valuation gains (losses) taken to equity	(37)	(71)
Transferred to profit or loss	—	—
Transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Hedging instruments (non-designated elements)	53	3
Valuation gains or losses taken to equity	53	3
Debt securities at fair value through other comprehensive income	(1,259)	434
Valuation gains (losses) taken to equity	(1,105)	633
Transferred to profit or loss	(158)	(200)
Other reclassifications	5	—
Non-current assets and disposal groups held for sale	(38)	—
Valuation gains (losses) taken to equity	(12)	—
Transferred to profit or loss	—	—
Other reclassifications	(26)	—
Entities accounted for using the equity method	9	(16)
Income tax relating to items subject to reclassification to income statements	347	(121)
TOTAL RECOGNIZED INCOME (EXPENSE)	10,100	6,561
Attributable to minority interests (non-controlling interests)	839	36
Attributable to the parent company	9,261	6,525
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the nine months ended September 30, 2026 and 2025

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)

	Capital (Note 24)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 25)	Revaluation reserves	Other reserves (Note 25)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 26)	Minority interests		Total
September 2026												Accumulated other comprehensive income (Note 27)	Other (Note 27)
Balances as of January 1, 2026 ⁽¹⁾	2,797	18,469	—	40	46,346	—	203	(299)	10,511	(1,840)	(18,871)	(3,059)	7,500	61,798
Total income (expense) recognized	—	—	—	—	—	—	—	—	9,066	—	195	232	606	10,100
Other changes in equity	(97)	(2,414)	—	(5)	5,008	—	(1,089)	(746)	(10,511)	(181)	991	—	(286)	(9,330)
Issuances of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(97)	(2,414)	—	—	78	—	(1,527)	3,960	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(3,357)	—	—	—	—	(2,020)	—	—	(268)	(5,645)
Purchase of treasury shares	—	—	—	—	—	—	—	(5,289)	—	—	—	—	—	(5,289)
Sale or cancellation of treasury shares	—	—	—	—	—	—	28	583	—	—	—	—	—	611
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	13	8,640	—	(972)	—	(10,511)	1,840	991	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(30)	—	—	—	—	—	—	—	—	—	(30)
Other increases or (-) decreases in equity	—	—	—	13	(352)	—	1,382	—	—	—	—	—	(18)	1,025
Balances as of September 30, 2026	2,700	16,055	—	36	51,354	—	(886)	(1,046)	9,066	(2,020)	(17,686)	(2,827)	7,820	62,568
(1) Balances as of December 31, 2025, as originally reported in the consolidated financial statements for the year 2025.

The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the nine months ended September 30, 2026 and 2025

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)

	Capital (Note 24)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 25)	Revaluation reserves	Other reserves (Note 25)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 26)	Minority interests		Total
September 2025												Accumulated other comprehensive income (Note 27)	Other (Note 27)
Balances as of January 1, 2025 ⁽[1]⁾	2,824	19,184	—	40	40,693	—	1,814	(66)	10,054	(1,668)	(17,220)	(2,730)	7,089	60,014
Total income (expense) recognized	—	—	—	—	—	—	—	—	7,978	—	(1,453)	(447)	483	6,561
Other changes in equity	—	—	—	(6)	5,736	—	(8)	(28)	(10,054)	(173)	(1)	—	(230)	(4,765)
Issuances of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(2,357)	—	—	—	—	(1,842)	—	—	(250)	(4,448)
Purchase of treasury shares	—	—	—	—	—	—	—	(601)	—	—	—	—	—	(601)
Sale or cancellation of treasury shares	—	—	—	—	—	—	6	574	—	—	—	—	—	580
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	9	8,392	—	(14)	—	(10,054)	1,668	(1)	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(26)	—	—	—	—	—	—	—	—	—	(26)
Other increases or (-) decreases in equity	—	—	—	11	(299)	—	—	—	—	—	—	—	20	(269)
Balances as of September 30, 2025	2,824	19,184	—	34	46,429	—	1,805	(93)	7,978	(1,842)	(18,674)	(3,177)	7,342	61,809
(1) Balances as of December 31, 2024, as originally reported in the consolidated financial statements for the year 2024.
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2026 and 2025

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (MILLIONS OF EUROS)

	September 2026	September 2025
A) CASH FLOWS FROM OPERATING ACTIVITIES	14,980	10,962
Of which hyperinflation effect from operating activities	1,466	1,282
Profit for the period	9,672	8,461
Adjustments to obtain the cash flow from operating activities	13,219	10,579
Depreciation and amortization	1,268	1,128
Other adjustments	11,950	9,451
Net increase/decrease in operating assets/liabilities	(4,973)	(6,255)
Financial assets/liabilities held for trading	3,721	(2,044)
Non-trading financial assets mandatorily at fair value through profit or loss	(2,022)	(375)
Other financial assets/liabilities designated at fair value through profit or loss	3,177	2,246
Financial assets at fair value through other comprehensive income	(2,435)	(477)
Financial assets/liabilities at amortized cost	(8,471)	(6,000)
Other operating assets/liabilities	1,057	395
Collection/Payments for income tax	(2,938)	(1,823)
B) CASH FLOWS FROM INVESTING ACTIVITIES	(1,205)	(925)
Of which hyperinflation effect from investing activities	277	311
Tangible assets	(598)	(423)
Intangible assets	(810)	(682)
Investments in joint ventures and associates	107	44
Subsidiaries and other business units	(18)	—
Non-current assets/liabilities held for sale	114	136
Other settlements/collections related to investing activities	—	—
C) CASH FLOWS FROM FINANCING ACTIVITIES	(9,233)	(1,881)
Of which hyperinflation effect from financing activities	—	—
Dividends	(3,357)	(2,357)
Subordinated liabilities	(569)	1,009
Treasury share amortization/increase	(97)	—
Treasury share acquisition/disposal	(4,615)	(58)
Other items relating to financing activities	(595)	(476)
D) EFFECT OF EXCHANGE RATE CHANGES	(175)	(2,176)
NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (A + B + C + D)	4,366	5,980
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	58,837	51,145
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	63,204	57,125

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (MILLIONS OF EUROS)

	September 2026	September 2025
Cash	6,845	6,960
Balance of cash equivalent in central banks	46,297	42,525
Other financial assets	10,061	7,639
Less: Bank overdraft refundable on demand	—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE PERIOD ⁽[1]⁾	63,204	57,125
(1) Includes cash and cash equivalents of Garanti Bank's Romanian subsidiaries classified as Non-current assets and disposal groups classified as held for sale (see Note 3).
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Notes to the condensed interim consolidated financial statements as of and for the nine months ended September 30, 2026
1.Introduction, basis for the presentation of the condensed interim consolidated financial statements and other information
1.1.Introduction
Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank”, “BBVA" or "BBVA, S.A.") is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.
The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4, Bilbao) as noted on its web site (www.bbva.com).
In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is required to prepare consolidated financial statements comprising all consolidated subsidiaries of the Group.
The consolidated financial statements of the BBVA Group for the year ended December 31, 2025 were authorized for issue on February 20, 2026.
1.2.Basis for the presentation of the condensed interim consolidated financial statements
The BBVA Group’s condensed interim consolidated financial statements (hereinafter the “Consolidated Financial Statements”) as of and for the nine months ended September 30, 2026 are presented in accordance with the International Accounting Standard 34 “Interim Financial Reporting” (hereinafter “IAS 34”), as adopted by the European Union (“EU-IFRS”), and with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board) and have been approved by the Board of Directors at its meeting held on October 28, 2026.
In accordance with IAS 34, the interim financial information is prepared solely for the purpose of updating the last annual consolidated financial statements, focusing on new activities, events and circumstances that occurred during the period without duplicating the information previously published in those consolidated financial statements.
Therefore, the Consolidated Financial Statements do not include all information required by a complete set of consolidated financial statements prepared in accordance with EU-IFRS. Consequently, for an appropriate understanding of the information included in them, they should be read together with the consolidated financial statements of the Group as of and for the year ended December 31, 2025.

The aforementioned annual consolidated financial statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board), as well as in accordance with the EU-IFRS applicable as of December 31, 2025, considering the Bank of Spain Circular 4/2017, as well as its successive amendments, and any other legislation governing financial reporting which was, as of the date of preparation of such consolidated financial statements, applicable, and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.
The Consolidated Financial Statements were prepared applying principles of consolidation, accounting policies and valuation criteria, which, as described in Note 2, are the same as those applied in the consolidated financial statements of the Group as of and for the year ended December 31, 2025, except for the new Standards and Interpretations applicable from January 1, 2026 (see Note 2.1), so that they present fairly the Group’s consolidated equity and financial position as of September 30, 2026, together with the consolidated results of its operations and the consolidated cash flows generated by the Group during the nine months ended September 30, 2026.
The Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. They include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the entities in the Group.
All effective accounting standards and valuation criteria with a significant effect on the Consolidated Financial Statements were applied in their preparation.
The amounts reflected in the Consolidated Financial Statements are presented in millions of euros, unless it is more appropriate to use smaller units. Therefore, some items that appear without a balance in these Consolidated Financial Statements are due to how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.
The percentage changes in amounts have been calculated using figures expressed in thousands of euros.
When determining the information to disclose about various items of the Consolidated Financial Statements, the Group, in accordance with IAS 34, has taken into account their materiality in relation to the consolidated financial statements.

1.3.    Responsibility for the information and for the estimates made
The information contained in the BBVA Group’s Consolidated Financial Statements is the responsibility of the Bank’s Directors.
Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:
–Loss allowances on certain financial assets (see Notes 6, 12, 13 and 14).
–The assumptions used in the valuation of insurance and reinsurance contracts (see Note 21), to quantify certain provisions (see Note 22), and for the actuarial calculation of post-employment benefit liabilities and other commitments (see Note 23).
–The useful life and impairment losses of tangible and intangible assets, and impairment losses on non-current assets held for sale (see Notes 15, 16 and 19).
–The valuation of goodwill and price allocation of business combinations (see Note 16).

–The fair value of certain unlisted financial assets and liabilities (see Notes 6, 7, 9, 10, 11 and 12).
–The recoverability of deferred tax assets and the estimate of the corporate income tax (see Note 17).
In general, the BBVA Group is working to consider and incorporate into the models used for calculating relevant estimates how climate risk and other climate-related matters may affect the financial statements, cash flows and financial performance of the Group. These estimates and judgments are being considered in preparing the BBVA Group's financial statements and, to the extent relevant, they are mentioned in the relevant Notes to these Consolidated Financial Statements.
The prevailing geopolitical and economic uncertainties (see Note 6.1) entail a greater complexity in developing reliable estimations and applying judgment.
Estimates have been made on the basis of the best available information on the matters analyzed as of September 30, 2026. However, it is possible that events may take place subsequent to such date which could make it necessary to amend these estimations (upward or downward), which would be carried out prospectively, recognizing the effects of the change in estimation in the corresponding consolidated financial statements.
During the nine-month period ended September 30, 2026 there have been no significant changes in the estimates made as of December 31, 2025, other than those indicated in these Consolidated Financial Statements.
1.4.    Related party transactions
The information related to these transactions is presented in Note 53 of the consolidated financial statements of the Group for the year ended December 31, 2025.
As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the regular course of their business. None of these transactions are considered significant and the transactions are carried out under normal market conditions.
2.Principles of consolidation, accounting policies, measurement bases applied and recent IFRS pronouncements and interpretations
The accounting policies and methods applied for the preparation of the Consolidated Financial Statements do not differ significantly from those detailed in Note 2 to the consolidated financial statements of the Group for the year ended December 31, 2025, except for the entry into force of certain new standards and interpretations in 2026, among which the following should be highlighted:

2.1.Standards and interpretations that became effective in the first nine months of 2026
Amendments to IFRS 9 and IFRS 7: Amendments to the classification and measurement of financial instruments
On May 30, 2024, the IASB (International Accounting Standards Board) issued amendments to IFRS 9 and IFRS 7 to clarify how to assess the contractual cash flow characteristics of financial assets that include contingent features such as Environmental, Social and Governance (ESG) targets. Additionally, they clarify that a financial liability should be derecognized on the 'settlement date' and introduce an accounting policy option to derecognize before that date financial liabilities that are settled using an electronic payment system. Finally, additional disclosures are required by IFRS 7 for financial instruments with contingent characteristics and equity instruments classified at fair value through other comprehensive income.
The amendments came into force on January 1, 2026 and had no significant impact on the consolidated financial statements.
Amendment to IFRS 9 and IFRS 7: Contracts relating to nature-dependent electricity
On December 18, 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to address the accounting for renewable electricity purchase agreements. The amendments include guidance on the "own use" exemption for electricity purchasers and the requirements for applying hedge accounting to these agreements.
They came into effect on January 1, 2026 and had no significant impact on the consolidated financial statements.
Annual improvements applied to International Financial Reporting Standards (IFRS)
The IASB issued in July 2024 a number of minor amendments and improvements to various IFRS accounting standards to clarify their wording or correct minor effects, oversights or conflicts between the requirements of the standards. The standards affected are: IFRS 1 "First-time adoption of International Financial Reporting Standards", IFRS 7 "Financial instruments, disclosures", IFRS 9 "Financial instruments", IFRS 10 "Consolidated financial statements" and IAS 7 "Statement of cash flows".
These modifications came into force on January 1, 2026 and had no significant impact on the consolidated financial statements.

2.2.Standards and interpretations issued but not yet effective as of September 30, 2026
The following new International Financial Reporting Standards together with their Interpretations or Modifications had been published at the date of preparation of the Consolidated Financial Statements, and were not mandatory as of September 30, 2026. Although in some cases the IASB allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new standards.
IFRS 18 - "Presentation and Disclosures in Financial Statements"
On April 9, 2024, the IASB issued IFRS 18 "Presentation and Disclosures in Financial Statements" which introduces new requirements to improve the quality of information presented in financial statements and to promote analysis, transparency and comparability of companies' performance.

Specifically, IFRS 18 introduces three new predefined profit and loss categories (operating, investing and financing), in addition to the existing ones (income tax and results of discontinued operations) and two mandatory subtotals ("operating profit (loss)" and "profit (loss) before financing and income taxes") to provide a consistent structure in the income statement and facilitate the analysis of the income statement. Additionally, it introduces disclosure requirements for management-defined performance measures (MPM). Finally, it establishes requirements and provides guidance on aggregation/disaggregation of the information to be provided in the primary financial statements.
This new standard will come into force on January 1, 2027, with early application permitted. The Group is currently evaluating the potential effects derived from the application of the standard; however, given that it is fundamentally a presentation and disclosure standard, no impacts are expected on the consolidated equity of the Group or on the attributed profit, beyond possible changes in the presentation, disaggregation and disclosure of certain financial information.
IFRS 19 "Subsidiaries without Public Accountability: Disclosures"
On May 9, 2024, the IASB issued IFRS 19 "Subsidiaries without Public Accountability: Disclosures" which allows certain eligible entities to elect to apply the reduced disclosure requirements of IFRS 19 while continuing to apply the requirements of recognition, valuation and presentation of other IFRS accounting standards.
This new standard will enter into force on January 1, 2027, allowing early application once it is adopted by the European Union. There are no eligible entities within the Group that fall within the scope of this standard, so no significant impact on the consolidated financial statements is expected.
Amendments to IFRS 19: "Subsidiaries without Public Accountability: Disclosures"
As stated above, IFRS 19, issued in May 2024, allows certain eligible entities to elect to apply the reduced disclosure requirements of IFRS 19 while continuing to apply the requirements of recognition, valuation and presentation of other IFRS accounting standards (including IFRS 18). With these amendments, IFRS 19 reflects the changes in IFRS that will come into effect on January 1, 2027, the date on which IFRS 19 will become applicable. In the future, IFRS 19 will be amended simultaneously with the publication or revision by the IASB of other accounting standards.
This amendment is pending approval by the European Union. No significant impact on the consolidated financial statements is expected.
Amendments to IAS 21 "The Effects of Changes in Foreign Exchange Rates"
On November 13, 2025, the IASB issued a series of amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates. These amendments address how companies should translate financial information from a non-hyperinflationary functional currency to a hyperinflationary presentation currency.
Specifically, it states that a company with a non-hyperinflationary functional currency but with a hyperinflationary presentation currency must translate all amounts in the financial statements (including comparative amounts) using the closing exchange rate on the last presentation date.
The amendments also require reporting and detailing financial information about the foreign operations affected by the indicated conversion method. The amendments will come into effect on January 1, 2027, once adopted by the European Union, and will be applied retrospectively. The entry into force of the standard will not have any impact on the consolidated financial statements.

Amendment to IAS 28 – “Amendments to the Fair Value Option for Investments in Associates and Joint Ventures”
In June 2026, the IASB issued specific amendments to IAS 28 regarding the use of the fair value option as an exemption from applying the equity method to investments in associates and joint ventures for eligible entities. The amendments clarify the scope of this exemption to include entities whose main business activity is investing in specified types of assets, in accordance with IFRS 18. The amendments become effective when an entity first applies IFRS 18, i.e. for annual reporting periods beginning on or after January 1, 2027, or earlier if IFRS 18 is adopted early. However, the amendments are still pending endorsement by the European Union. The entry into force of the standard is not expected to have any impact on the consolidated financial statements.
3.BBVA Group
The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.
The following information is detailed in the Appendices to the consolidated financial statements of the Group for the year ended December 31, 2025:
–Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.
–Appendix II shows relevant information related to investments in joint ventures and associates accounted for using the equity method.
–Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.
–Appendix IV shows fully consolidated subsidiaries with more than 10% owned by non-Group shareholders.
The BBVA Group’s activities are mainly located in Spain, Mexico, Turkey and South America, with an active presence in other areas of Europe, the United States and Asia (see Note 5).
Significant transactions in the first nine months of 2026
Divestitures
Agreement for the sale of the Romanian subsidiaries of Garanti BBVA
On March 28, 2026, it was announced that Türkiye Garanti Bankası A.Ş. (“Garanti BBVA") had reached an agreement with Raiffeisen Bank SA —the Romanian subsidiary of the Austrian bank Raiffeisen Bank International AG (RBI)— to sell 100% of Garanti BBVA’s subsidiaries in Romania. As a result of the above, all of the balance sheet items of Garanti Bank SA, Motoractive IFN SA and Motoractive Multiservices SRL have been reclassified into the line items “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale” in the Group's consolidated balance sheet as of September 30, 2026.
Following receipt of the relevant regulatory approvals, completion of the transaction is expected to take place in November 2026.
Significant transactions in 2025
During the fiscal year 2025, no significant or relevant corporate transactions have been completed.

4.Shareholder remuneration system
Shareholder remuneration
Cash distributions in 2025
During the 2025 financial year, the Annual General Shareholders' Meeting and the Board of Directors approved the payment of the following cash distributions:
–The Annual General Shareholders´ Meeting of BBVA held on March 21, 2025, approved, under item 1.3 of the Agenda, a cash distribution against the 2024 results as a final dividend for the 2024 financial year, for an amount equal to €0.41 gross (€0.3321 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 10, 2025. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies other than BBVA, S.A., amounted to €2,357 million.
–By means of an Inside Information notice (información privilegiada) dated September 29, 2025, BBVA announced that the Board of Directors had approved the payment of a cash interim dividend of €0.32 gross (€0.2592 net of withholding tax) per each outstanding BBVA share entitled to participate in this distribution, which was paid on November 7, 2025. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies other than BBVA, S.A., amounted to €1,840 million.
Cash distributions in 2026
During the 2026 financial year, the Annual General Shareholders' Meeting and the Board of Directors, respectively, approved the payment of the following cash amounts:
–The Annual General Shareholders' Meeting of BBVA held on March 20, 2026, approved, under item 1.3 of the Agenda, a cash distribution against the 2025 results as a final dividend for the 2025 financial year, for an amount equal to €0.60 gross per outstanding BBVA share entitled to participate in this distribution, which was paid on April 10, 2026. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies other than BBVA, S.A., amounted to approximately €3,357 million.
–Additionally, by means of an Inside Information notice (información privilegiada) dated October 1, 2026, BBVA announced that the Board of Directors had approved the payment of a cash interim dividend of €0.37 gross (€0.2997 net of withholding tax) per each outstanding BBVA share entitled to participate in this distribution, which was paid on October 15, 2026. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies other than BBVA, S.A., amounted to €2,022 million.
Share buyback programs
Share buyback programs in 2025
On January 30, 2025, BBVA announced, among other matters, the execution of a share buyback program of BBVA shares, with the purpose of reducing BBVA’s share capital, for a monetary amount of €993 million, subject to obtaining the corresponding regulatory authorizations and to the communication of the specific terms and conditions of the share buyback program before its execution.

On October 30, 2025, after receiving the required authorization from the European Central Bank (hereinafter "ECB"), BBVA announced by means of an Inside Information notice (información privilegiada) the execution of a time-scheduled buyback program for the repurchase of own shares, with the purpose of reducing BBVA's share capital, all in accordance with Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016 (the "Regulations"), for a maximum monetary amount of €993 million. The execution was carried out externally by Citigroup Global Markets Europe AG. By means of an Other Relevant Information notice (Otra Información Relevante) dated December 10, 2025, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount, having acquired a total of 54,316,765 BBVA shares, between October 31 and December 10, 2025, representing, approximately, 0.93% of BBVA's share capital as of such date. On December 23, 2025, BBVA notified through an Other Relevant Information notice (Otra Información Relevante) the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 21, 2025, under item 3 of the Agenda, through the reduction of BBVA’s share capital in a nominal amount of €26,615,214.85 and the consequent redemption, charged to unrestricted reserves, of the 54,316,765 BBVA shares of €0.49 par value each acquired derivatively by BBVA in execution of the aforementioned BBVA share buyback program and which were held as treasury shares.
Share buyback programs in 2026
First Framework Program
On December 19, 2025, and after receiving the required authorization from the ECB, by means of an Inside Information notice (información privilegiada), BBVA announced that its Board of Directors, at its meeting held on December 18, 2025, had agreed to carry out the execution of an extraordinary framework share buyback program, all in accordance with the Regulations, which will be executed in several tranches for a maximum monetary amount of €3,960 million with the purpose of reducing BBVA's share capital (the "Framework Program"), without prejudice to the possibility of suspending or terminating the Framework Program early if circumstances warrant.
First Tranche
As part of the communication of December 19, 2025, it was also announced that the Board of Directors agreed to execute a first tranche of the Framework Program in compliance with the Regulations, for the purpose of reducing BBVA's share capital for a maximum monetary amount of €1,500 million (the "First Tranche"). The execution was carried out externally by J.P. Morgan SE.
By means of an Other Relevant Information notice (Otra Información Relevante) dated March 6, 2026, BBVA announced the completion of the execution of the First Tranche of the Framework Program, having reached the maximum monetary amount of €1,500 million, having acquired, between December 22, 2025 and March 6, 2026, 74,963,302 own shares representing approximately 1.31% of BBVA's share capital as of that date.
On March 31, 2026, BBVA notified through an Other Relevant Information notice (Otra Información Relevante) the first partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 20, 2026, under item 5 of the Agenda, through the reduction of BBVA’s share capital in a nominal amount of €36,732,017.98 and the consequent redemption, charged to unrestricted reserves, of the 74,963,302 BBVA shares of €0.49 par value each acquired derivatively by BBVA in execution of the First Tranche of the BBVA Framework Program and which were held as treasury shares (see Notes 24 and 25).
Second Tranche
On March 20, 2026, BBVA announced by means of an Inside Information notice (información privilegiada) that its Board of Directors, at its meeting held on such day, had agreed to execute a second tranche of the treasury share buyback program within the Framework Program, in accordance with the Regulations, for the purpose of reducing BBVA's share capital, for a maximum monetary amount of €1,000 million (the "Second Tranche"). The execution was carried out externally through Citigroup Global Markets Europe AG.

By means of an Other Relevant Information notice (Otra Información Relevante) dated April 17, 2026, BBVA announced the completion of the execution of the Second Tranche of the Framework Program, having reached the maximum monetary amount of €1,000 million. Between March 23 and April 17, 2026, a total of 52,800,888 own shares, representing approximately 0.94% of BBVA's share capital as of that date, were acquired.
On June 24, 2026, BBVA communicated, through an Other Relevant Information notice (Otra Información Relevante), the second partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 20, 2026, under item 5 of the Agenda, through the reduction of BBVA’s share capital in a nominal amount of €25,872,435.12 and the consequent redemption, charged to unrestricted reserves, of the 52,800,888 BBVA shares of €0.49 par value each acquired derivatively by BBVA in execution of the Second Tranche of the BBVA Framework Program and which were held as treasury shares (see Notes 24 and 25).
Third Tranche
On April 30, 2026, BBVA communicated by means of an Inside Information notice (información privilegiada), that its Board of Directors, at its meeting held on April 29, 2026, had agreed to execute a third tranche of treasury share buyback within the Framework Program, in accordance with the Regulations for the purpose of reducing BBVA's share capital, for a maximum monetary amount of €1,460 million (the "Third Tranche"). The execution was carried out externally through Citigroup Global Markets Europe AG.
By means of an Other Relevant Information notice (Otra Información Relevante) dated August 3, 2026, BBVA announced the completion of the execution of the Third Tranche of the Framework Program, having reached the maximum monetary amount of €1,460 million. Between May 6 and August 3, 2026, a total of 70,339,213 own shares, representing approximately 1.26% of BBVA's share capital as of that date, were acquired.
On September 23, 2026, BBVA communicated, through an Other Relevant Information notice (Otra Información Relevante), the third partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 20, 2026, under item 5 of the Agenda, through the reduction of BBVA’s share capital in a nominal amount of €34,466,214.37 and the consequent redemption, charged to unrestricted reserves, of the 70,339,213 BBVA shares of €0.49 par value each acquired derivatively by BBVA in execution of the Third Tranche of the BBVA Framework Program and which were held as treasury shares (see Notes 24 and 25).
Second Framework Program
On July 30, 2026, and after receiving the required authorization from the ECB, by means of an Inside Information notice (información privilegiada) BBVA announced that its Board of Directors had agreed to carry out the execution of a new extraordinary framework share buyback program, all in accordance with the Regulations, for a maximum monetary amount of €2,000 million, which will be executed in several tranches, with the purpose of reducing BBVA's share capital (the "Second Framework Program"), without prejudice to the possibility of suspending or terminating the Second Framework Program early if circumstances warrant.
First Tranche
As part of that communication, it was also announced that the Board of Directors agreed to execute a first tranche of the Second Framework Program in compliance with the Regulations, for the purpose of reducing BBVA's share capital for a maximum monetary amount of €1,000 million (the "First Tranche of the Second Framework Program"). The execution was carried out externally through HSBC Continental Europe.
By means of an Other Relevant Information notice (Otra Información Relevante) dated October 2, 2026, BBVA announced the completion of the execution of the First Tranche of the Second Framework Program, having reached the maximum monetary amount of €1,000 million. Between August 5, 2026 and October 1, 2026, a total of 40,204,840 own shares, representing approximately 0.73% of BBVA's share capital as of that date, were acquired.

Second Tranche
On October 13, 2026, BBVA announced by means of an Inside Information notice (información privilegiada) that it had agreed to carry out a second tranche of treasury share buyback, in accordance with the Regulations for the purpose of reducing BBVA's share capital, for a maximum monetary amount of €1,000 million (the "Second Tranche of the Second Framework Program"). The execution started on October 14, 2026 and will be carried out externally through J.P. Morgan SE.

5.Operating segment reporting
Operating segment reporting represents a basic tool for monitoring and managing the different activities of the BBVA Group. In preparing the information by operating segment, the starting point is the lowest-level units, which are aggregated in accordance with the organizational structure determined by the Group's Management to create higher-level units and, finally, the reportable operating segments themselves.
As of September 30, 2026, the structure of the information by operating segment reported by the BBVA Group remains the same as that of the closing of 2025 financial year.
The BBVA Group's operating areas or segments are summarized below:

–Spain mainly includes the banking, insurance and asset management activities that the Group carries out in this country.
–Mexico includes banking, insurance and asset management activities in this country, as well as the activity that BBVA Mexico carries out through its Houston agency.
–Turkey reports the activity of the Garanti BBVA Group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands. As described in Note 3, Garanti BBVA has entered into an agreement to sell its subsidiaries in Romania.
–South America includes banking, financial, insurance and asset management activities conducted, mainly, in Argentina, Chile, Colombia, Peru, Uruguay, Venezuela and Brazil.
–Rest of Business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States, BBVA’s branches in Asia, as well as the digital banks of the Group in Italy and Germany.
The Corporate Center includes the centralized functions of the Group, including: the costs of the head offices with a corporate function for the consolidated BBVA Group; structural exchange rate positions management; certain portfolios, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds related to commitments to employees; goodwill and other intangible assets as well as the funding of such portfolios and assets.
The breakdown of the BBVA Group’s total assets by operating segment and the Corporate Center as of September 30, 2026 and December 31, 2025, is as follows:

TOTAL GROUP ASSETS BY OPERATING SEGMENT (MILLIONS OF EUROS)

	September 2026	December 2025 ⁽¹⁾
Spain	537,231	458,090
Mexico	201,581	182,654
Turkey	101,018	90,702
South America	90,449	76,624
Rest of Business	138,727	88,354
Subtotal assets by operating segments	1,069,005	896,424
Corporate Center	(82,814)	(36,848)
Total assets BBVA Group	986,191	859,576
(1) In the first quarter of 2026 certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain immaterial income and expenses were reallocated, in particular, between Spain, Mexico, South America and Rest of Business and the Corporate Center. In order to make the period-on-period comparison homogeneous, the figures for year 2025 have been revised, which has not affected the consolidated financial information of the Group.

The following table sets forth the main margins and profit by operating segment and the Corporate Center for the nine months ended September 30, 2026 and 2025:

MAIN MARGINS AND PROFIT BY OPERATING SEGMENT (MILLIONS OF EUROS)

	Operating Segments
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center
September 2026
Net interest income	23,243	5,055	9,826	3,357	4,518	833	(346)
Gross income	32,072	7,601	13,026	5,085	5,065	1,873	(579)
Operating profit /(loss) before tax	14,325	4,435	6,408	1,860	1,803	1,029	(1,210)
Attributable profit (loss)	9,066	3,106	4,522	789	821	801	(974)
September 2025 ⁽¹⁾
Net interest income	19,246	4,886	8,393	2,137	3,547	584	(301)
Gross income	27,136	7,436	11,124	3,776	4,011	1,289	(500)
Operating profit /(loss) before tax	12,292	4,488	5,374	1,445	1,345	640	(1,000)
Attributable profit (loss)	7,978	3,111	3,866	648	578	497	(723)
(1) In the first quarter of 2026 certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain immaterial income and expenses were reallocated, in particular, between Spain, Mexico, South America and Rest of Business and the Corporate Center. In order to make the period-on-period comparison homogeneous, the figures for year 2025 have been revised, which has not affected the consolidated financial information of the Group.
6.Risk management
The principles and risk management policies, as well as tools and procedures established and implemented in the Group as of September 30, 2026 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2025.
6.1Risk factors
The BBVA Group has processes in place for identifying risks and analyzing scenarios in order to enable the Group to manage risks in a dynamic and proactive way.
The risk identification processes are forward looking to seek the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.
Risks are identified and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected.
As part of this process, a forward projection of the Risk Appetite Framework (hereinafter, "RAF") variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, measures are taken to seek to keep the variables within the target risk profile.
In this context, there are a number of emerging risks that could affect the evolution of the Group’s business, including the below and those mentioned in Note 7.1 to the consolidated financial statements of the Group for the year ended December 31, 2025.
Macroeconomic and geopolitical risks
The Group is sensitive to the deterioration of economic conditions and the alteration of the institutional environment of the countries in which it operates, and is exposed to sovereign debt, particularly in Spain, Mexico and Turkey.
The global economy is undergoing significant challenges, due in part to the policies of the U.S. administration and, more recently, the conflict in Iran. Uncertainty surrounding their consequences is exceptionally high, substantially increasing geopolitical, economic, and financial risks.

Tensions in the Middle East have recently led to increases in the prices of oil, gas, and other energy-intensive goods. A prolonged escalation of the conflict may result in further volatility or sustained increases in global energy prices, generate strong inflationary pressures, increase financial volatility, weigh on economic growth, and potentially contribute to a global economic slowdown while constraining the policy flexibility of major central banks. These risks are compounded by the continuation of the conflict in Ukraine and the potential reactivation of other geopolitical flashpoints, such as the Arctic, or developments in Latin America linked to possible interventions by the U.S. administration. In response to these risks and to changes in U.S. foreign policy, the European Union has taken steps to increase military spending, which could support growth but also add upward pressure on inflation and interest rates in the region.
The increase in U.S. tariffs on imports from its trading partners under the current U.S. administration has also triggered financial market volatility, reinforcing global risks. High uncertainty regarding the final level and duration of these tariffs could negatively impact the global economy, worsening the macroeconomic environment. As a result of adopted or announced tariffs, global growth could decelerate significantly.
While fiscal and monetary policies could partially offset the effects of global protectionism, notably in the Eurozone, where significant public spending increases have been announced, the impact of higher U.S. tariffs could be amplified by the adoption of retaliatory measures by other countries, sustained uncertainty, weakened confidence levels, and financial volatility, among other factors.
Rising tariffs also increase the risk of inflation in the United States and the Eurozone, which could further slow private demand and, at the same time, constrain the Federal Reserve’s and the ECB’s ability to lower rates if warranted by activity.
Beyond import tariffs, tighter controls on migration flows could also affect the labor market in the United States, add to inflationary pressures, and weigh on economic growth. Potential changes in the U.S. administration’s fiscal, monetary, regulatory, industrial, and foreign policies, together with the uncertainty surrounding the upcoming midterm elections, could likewise contribute to increased financial and macroeconomic volatility. This is compounded by concerns regarding the potential consideration by the Federal Reserve of political factors in its decision-making.
Amid growing uncertainty surrounding U.S. policies and the widening fiscal deficit, the U.S. risk premium could continue to rise, pushing up long-term sovereign yields and further weakening the U.S. dollar. These developments could trigger episodes of volatility, especially given the high public debt levels in both advanced and emerging economies, and the political uncertainty and social unrest in some European countries. Additionally, the relatively high valuations of AI-related assets constitute an additional source of uncertainty, with potential implications in the financial markets.
Overall, rising global geopolitical tensions are increasing uncertainty about the global economy and the likelihood of economic and financial disruptions, including a recession.
The Group is exposed, among others, to the following general risks related to the economic and institutional environment in the countries where it operates: a deterioration in economic activity, including potential recession scenarios; inflationary pressures that could lead to tightening of monetary conditions; stagflation triggered by intense or prolonged supply shocks, including as a result of a protectionist escalation or a sharp rise in oil and gas prices; exchange rate volatility; adverse developments in real estate markets; extreme weather and climate-related factors; changes in the institutional environment of the countries where the Group operates, which could lead to sudden and pronounced GDP contractions and/or shifts in regulatory or government policy, including capital controls, dividend restrictions, or the imposition of new taxes or levies; high levels of public debt or external deficits, which could lead to sovereign credit rating downgrades or even defaults or debt restructurings; the impact of policies adopted by the current U.S. administration, about which significant uncertainty remains; and episodes of financial market volatility, such as those seen recently, that could result in significant losses for the Group.

In Spain, political, regulatory, and economic uncertainty arising, in part, from the upcoming general elections in Spain, may have a negative impact on activity. In Mexico, there is considerable uncertainty regarding the impact of the constitutional reforms implemented in 2025, as well as the policies of the U.S. administration and the outcome of the review of the United States-Mexico-Canada free trade agreement (USMCA). In Turkey, despite the gradual improvement in macroeconomic conditions, the situation remains relatively unstable, marked by pressure on the Turkish lira, high inflation, a significant trade deficit, relatively low central bank foreign exchange reserves, and high external financing costs. Political and social tensions could also trigger new episodes of financial volatility and macroeconomic risks. Moreover, uncertainty remains over the final impact of the geopolitical situation in the Middle East. In South America, ongoing and potential interventionist actions by the United States in some of its countries constitute a significant source of risk. In Argentina, despite the improved prospects for the economy following significant fiscal, monetary and exchange rate adjustments, the risk of economic and financial turmoil persists. Lastly, in Colombia and Peru, the severity of extreme climate-related events, the deterioration in public security conditions, and the worsening of public finances could weigh on economic performance.
Any of these factors may have a material adverse effect on the Group's business, financial condition and results of operations.

6.2Credit risk
Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. The general principles governing credit risk management in the BBVA Group, as well as the credit risk management in the Group as of September 30, 2026 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2025.
Credit risk exposure
The BBVA Group’s credit risk exposure by headings in the consolidated balance sheets as of September 30, 2026 and December 31, 2025 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to ensure compliance with payment obligations. The details are broken down by category of financial instruments:

MAXIMUM CREDIT RISK EXPOSURE (MILLIONS OF EUROS)

	Notes	September 2026	Stage 1	Stage 2	Stage 3
Financial assets held for trading		115,671
Equity instruments	9	10,889
Debt securities	9	34,236
Loans and advances	9	70,545
Non-trading financial assets mandatorily at fair value through profit or loss		13,504
Equity instruments	10	12,379
Debt securities	10	320
Loans and advances	10	805
Financial assets designated at fair value through profit or loss	11	831
Derivatives (trading and hedging)		55,088
Financial assets at fair value through other comprehensive income		59,851
Equity instruments	12	591
Debt securities		58,395	58,395	—	—
Loans and advances		864	292	573	—
Financial assets at amortized cost		665,082	616,584	32,632	15,866
Debt securities		79,278	79,238	—	40
Loans and advances to central banks		11,913	11,913	—	—
Loans and advances to credit institutions		33,123	33,097	26	—
Loans and advances to customers		540,767	492,335	32,606	15,826
Total financial assets risk		910,026
Total loan commitments and financial guarantees		383,260	371,808	10,752	700
Loan commitments given	28	278,904	270,663	7,997	243
Financial guarantees given	28	27,518	26,678	722	118
Other commitments given	28	76,839	74,466	2,034	339
Total maximum credit exposure		1,293,286

MAXIMUM CREDIT RISK EXPOSURE (MILLIONS OF EUROS)

	Notes	December 2025	Stage 1	Stage 2	Stage 3
Financial assets held for trading		90,634
Equity instruments	9	9,901
Debt securities	9	30,846
Loans and advances	9	49,887
Non-trading financial assets mandatorily at fair value through profit or loss		11,272
Equity instruments	10	10,539
Debt securities	10	192
Loans and advances	10	541
Financial assets designated at fair value through profit or loss	11	1,006
Derivatives (trading and hedging)		49,141
Financial assets at fair value through other comprehensive income		58,919
Equity instruments	12	1,360
Debt securities		57,046	57,020	—	25
Loans and advances		513	24	488	—
Financial assets at amortized cost		581,271	536,123	30,765	14,383
Debt securities		73,429	73,387	5	37
Loans and advances to central banks		10,881	10,881	—	—
Loans and advances to credit institutions		24,263	24,230	34	—
Loans and advances to customers		472,697	427,625	30,727	14,346
Total financial assets risk		792,242
Total loan commitments and financial guarantees		312,578	303,063	8,839	676
Loan commitments given	28	227,554	220,990	6,385	179
Financial guarantees given	28	24,865	23,988	739	138
Other commitments given	28	60,159	58,084	1,715	359
Total maximum credit exposure		1,104,820
The changes during the nine months ended September 30, 2026 and the year ended December 31, 2025 of impaired assets (financial assets; financial guarantees given and other commitments given) are as follows:

CHANGES IN IMPAIRED FINANCIAL ASSETS AND GUARANTEES GIVEN (MILLIONS OF EUROS)

	September 2026	December 2025
Balance at the beginning of the period	14,900	14,891
Additions	11,530	13,143
Decreases ⁽¹⁾	(5,598)	(6,893)
Net additions	5,932	6,250
Amounts written-off	(3,903)	(4,534)
Exchange differences and other	(608)	(1,708)
Balance at the end of the period	16,321	14,900
(1) Reflects the total amount of impaired loans and advances derecognized from the consolidated balance sheet throughout the period as a result of monetary recoveries as well as mortgage foreclosures and real estate assets received in lieu of payment.

Loss allowances
Below are the changes in the nine months ended September 30, 2026, and the year ended December 31, 2025 in the loss allowances recognized on the condensed consolidated balance sheets to cover the estimated impairment or reversal of impairment on loans and advances at fair value with changes through other comprehensive income and in loans and advances at amortized cost:

CHANGES IN LOSS ALLOWANCES OF LOANS AND ADVANCES AT AMORTIZED COST AND FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (MILLIONS OF EUROS)

	September 2026	December 2025
Balance at the beginning of the period	(12,394)	(11,630)
Increase in loss allowances charged to income	(10,297)	(10,899)
Stage 1	(1,702)	(1,761)
Stage 2	(1,667)	(1,433)
Stage 3	(6,928)	(7,706)
Decrease in loss allowances charged to income	4,869	4,780
Stage 1	1,812	1,245
Stage 2	1,025	1,058
Stage 3	2,032	2,476
Transfer to written-off loans, exchange differences and other	4,413	5,356
Balance at the end of the period	(13,408)	(12,394)
Estimation models and additional adjustments to expected losses measurement
The Group periodically reviews its individual estimates and its models for collective estimates of expected losses, as well as the impact of macroeconomic scenarios considered for such purposes. It should be noted that, although these updates incorporate the best information available at the relevant time, they may not fully reflect the most recent developments in the economic environment, especially in contexts of high uncertainty and volatility, or with respect to very recent events still underway. In this regard, with respect to the estimates for expected losses, the provisions described in Note 7 to the consolidated financial statements for the year 2025 regarding individual and collective estimates of expected losses, as well as macroeconomic estimates and the sensitivity to variations in key assumptions of the macroeconomic scenarios, must be taken into account.
In addition, the Group may supplement the expected losses to account for the effects that may not be included in the calculations referred to above, either by considering additional risk factors, or by the incorporation of sectorial particularities or particularities that may affect a set of operations or borrowers, following a formal internal approval process established for this purpose, including the evaluation by the relevant Global Risk Management Committee (GRMC) out of all GRMC committees, as described in the "General risk management and control model" discussion included in the consolidated financial statements for the year ended December 31, 2025.
As of September 30, 2026 and December 31, 2025, the Group had not recognized any material adjustment to the models used in the estimation of expected credit losses.

7.Fair value of financial instruments
The criteria and valuation methods used to estimate the fair value of financial instruments as of September 30, 2026 do not differ significantly from those included in Note 8 to the consolidated financial statements for the year ended December 31, 2025.
The techniques and unobservable inputs used for the valuation of the financial instruments classified in the fair value hierarchy as Level 3, do not significantly differ from those detailed in Note 8 of the consolidated financial statements for the year ended December 31, 2025.
The effect on the consolidated income statements and on the consolidated equity, resulting from changing the main assumptions used in the valuation of Level 3 financial instruments for other reasonably possible assumptions, does not differ significantly from that detailed in Note 8 of the consolidated financial statements for the year ended December 31, 2025.
7.1. Fair value of financial instruments recognized at fair value according to valuation method
The fair value of the Group's financial instruments recognized at fair value in the condensed consolidated balance sheets is presented below, broken down according to the valuation method used to determine their fair value, and their respective book value as of September 30, 2026 and December 31, 2025:

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT FAIR VALUE BY LEVEL. SEPTEMBER 2026 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	9	154,537	32,244	119,180	3,112
Derivatives		38,866	1,629	36,297	940
Equity instruments		10,889	10,604	51	234
Debt securities		34,236	20,010	13,657	569
Loans and advances		70,545	1	69,175	1,369
Non-trading financial assets mandatorily at fair value through profit or loss	10	13,504	11,165	891	1,448
Equity instruments		12,379	10,965	125	1,289
Debt securities		320	200	119	1
Loans and advances		805	—	646	158
Financial assets designated at fair value through profit or loss	11	831	830	—	—
Debt securities		831	830	—	—
Financial assets at fair value through other comprehensive income	12	59,741	50,979	5,354	3,407
Equity instruments		591	262	86	243
Debt securities		58,359	50,694	5,000	2,665
Loans and advances		790	24	268	499
Derivatives – Hedge accounting		775	—	775	—
LIABILITIES
Financial liabilities held for trading	9	126,627	12,384	112,572	1,672
Trading derivatives		35,755	1,512	33,185	1,058
Short positions		11,058	10,871	185	1
Deposits		79,815	—	79,201	614
Financial liabilities designated at fair value through profit or loss	11	21,567	44	19,388	2,135
Deposits from credit institutions		—	—	—	—
Customer deposits		843	—	843	—
Debt certificates issued		6,883	44	4,703	2,135
Other financial liabilities		13,841	—	13,841	—
Derivatives – Hedge accounting		2,288	—	2,274	14

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT FAIR VALUE BY LEVEL. DECEMBER 2025 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	9	123,185	30,045	90,885	2,254
Derivatives		32,551	955	30,829	768
Equity instruments		9,901	9,536	158	208
Debt securities		30,846	19,555	10,686	605
Loans and advances		49,887	—	49,213	673
Non-trading financial assets mandatorily at fair value through profit or loss	10	11,272	3,946	5,732	1,594
Equity instruments		10,539	3,817	5,341	1,380
Debt securities		192	128	63	—
Loans and advances		541	—	328	213
Financial assets designated at fair value through profit or loss	11	1,006	1,004	2	—
Debt securities		1,006	1,004	2	—
Financial assets at fair value through other comprehensive income	12	58,809	52,134	4,760	1,915
Equity instruments		1,360	1,015	107	237
Debt securities		57,001	51,095	4,652	1,255
Loans and advances		448	24	1	423
Derivatives – Hedge accounting		570	—	570	—
LIABILITIES
Financial liabilities held for trading	9	91,917	14,129	76,334	1,454
Trading derivatives		30,345	1,131	28,021	1,193
Short positions		13,100	12,999	102	—
Deposits		48,472	—	48,211	261
Financial liabilities designated at fair value through profit or loss	11	18,417	—	16,284	2,133
Deposits from credit institutions		—	—	—	—
Customer deposits		897	—	897	—
Debt certificates issued		5,997	—	3,864	2,133
Other financial liabilities		11,524	—	11,524	—
Derivatives – Hedge accounting		1,933	—	1,926	7

7.2. Fair value of financial instruments recognized at amortized cost according to valuation method
Below is shown the fair value of the Group's financial instruments in the condensed consolidated balance sheets recognized at amortized cost, broken down according to the valuation method used to determine their fair value, and their respective book value as of September 30, 2026 and December 31, 2025:

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT AMORTIZED COST BY LEVEL. SEPTEMBER 2026 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Carrying amount presented as fair value ⁽¹⁾	Level 1	Level 2	Level 3	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	8	62,933	62,933	—	—	—	62,933
Financial assets at amortized cost	13	651,701	48,291	68,710	32,518	497,228	646,746
Debt securities		79,232	—	68,710	6,369	1,885	76,964
Loans and advances		572,470	48,291	—	26,148	495,343	569,782
LIABILITIES
Financial liabilities at amortized cost	20	739,518	429,006	51,836	121,186	137,756	739,784
Deposits		605,642	406,004	—	63,273	135,847	605,124
Debt certificates issued		110,874	—	51,836	57,913	1,910	111,659
Other financial liabilities		23,001	23,001	—	—	—	23,001
(1) Financial instruments whose book value is presented as an approximation to their fair value, mainly short-term financial instruments.

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT AMORTIZED COST BY LEVEL. DECEMBER 2025 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Carrying amount presented as fair value ⁽¹⁾	Level 1	Level 2	Level 3	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	8	58,837	58,837	—	—	—	58,837
Financial assets at amortized cost	13	568,893	40,224	65,255	25,873	437,577	568,929
Debt securities		73,379	—	65,255	6,526	1,322	73,103
Loans and advances		495,513	40,224	—	19,347	436,255	495,826
LIABILITIES
Financial liabilities at amortized cost	20	658,599	416,378	42,578	86,123	115,369	660,447
Deposits		556,498	396,119	—	49,084	112,053	557,256
Debt certificates issued		81,842	—	42,578	37,039	3,316	82,932
Other financial liabilities		20,258	20,258	—	—	—	20,258
(1) Financial instruments whose book value is presented as an approximation to their fair value, mainly short-term financial instruments.

8.Cash, cash balances at central banks and other demand deposits

CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS (MILLIONS OF EUROS)

	September 2026	December 2025
Cash on hand	6,770	8,050
Cash balances at central banks	46,113	42,856
Other demand deposits	10,050	7,931
Total	62,933	58,837
9.Financial assets and liabilities held for trading

FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING (MILLIONS OF EUROS)

	Notes	September 2026	December 2025
ASSETS
Derivatives		38,866	32,551
Equity instruments	6.2	10,889	9,901
Debt securities	6.2	34,236	30,846
Loans and advances (1)	6.2	70,545	49,887
Total assets	7	154,537	123,185
LIABILITIES
Derivatives		35,755	30,345
Short positions		11,058	13,100
Deposits (1)		79,815	48,472
Total liabilities	7	126,627	91,917
(1) The variation is mainly due to the evolution of "Reverse repurchase agreements" of BBVA, S.A. partially offset by the evolution of "Repurchase agreements" principally of BBVA, S.A.
10.Non-trading financial assets mandatorily at fair value through profit or loss

NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS (MILLIONS OF EUROS)

	Notes	September 2026	December 2025
Equity instruments	6.2	12,379	10,539
Debt securities	6.2	320	192
Loans and advances	6.2	805	541
Total	7	13,504	11,272

11.Financial assets and liabilities designated at fair value through profit or loss

FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (MILLIONS OF EUROS)

	Notes	September 2026	December 2025
ASSETS
Debt securities	6.2 / 7	831	1,006
Total assets	7	831	1,006
LIABILITIES
Customer deposits		843	897
Debt certificates issued		6,883	5,997
Other financial liabilities: Unit-linked products		13,841	11,524
Total liabilities	7	21,567	18,417
12.Financial assets at fair value through other comprehensive income

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (MILLIONS OF EUROS)

	Notes	September 2026	December 2025
Equity instruments (1)	6.2	591	1,360
Debt securities		58,359	57,001
Loans and advances		790	448
Total	7	59,741	58,809
Of which: loss allowances of debt securities		(36)	(45)
Of which: loss allowances of loans and advances		(74)	(65)
(1) The variation is mainly due to the reduction in the stake held by the Group in Telefónica, S.A.

13.Financial assets at amortized cost

FINANCIAL ASSETS AT AMORTIZED COST (MILLIONS OF EUROS)

	Notes	September 2026	December 2025
Debt securities		79,232	73,379
Loans and advances to central banks		11,901	10,869
Loans and advances to credit institutions		33,114	24,244
Loans and advances to customers		527,455	460,401
General governments		31,688	25,905
Other financial corporations		32,395	23,522
Non-financial corporations		256,805	217,390
Other		206,568	193,583
Total	7	651,701	568,893
Of which: impaired assets of loans and advances to customers	6.2	15,826	14,346
Of which: loss allowances of loans and advances	6.2	(13,334)	(12,329)
Of which: loss allowances of debt securities		(46)	(49)
During 2025, the Group made a payment corresponding to the Interest Margin and Commission Tax (“IMIC”, by its acronym in Spanish) for the year ended December 31, 2024, regulated by the Ninth Final Provision of Law 7/2024. However, given that such payment was made but considered undue with respect to such year under the existing legal framework as of each of December 31, 2025 and September 30, 2026, an asset for the amount disbursed (€295 million) was recorded under the “General governments” heading within the "Financial assets at amortized cost - Loans and advances to customers" item in the balance sheet as of each such dates.
14.    Investments in joint ventures and associates

JOINT VENTURES AND ASSOCIATES (MILLIONS OF EUROS)

	September 2026	December 2025
Joint ventures	198	111
Associates	783	883
Total	981	994

15.    Tangible assets

TANGIBLE ASSETS. BREAKDOWN BY TYPE (MILLIONS OF EUROS)

	September 2026	December 2025
Property, plant and equipment	9,509	9,247
For own use	8,614	8,367
Land and buildings	6,603	6,377
Work in progress	87	83
Furniture, fixtures and vehicles	7,479	7,029
Right to use assets	2,985	2,683
Accumulated depreciation	(8,392)	(7,659)
Impairment	(148)	(146)
Leased out under an operating lease	895	879
Assets leased out under an operating lease	1,154	1,085
Accumulated depreciation	(259)	(206)
Investment property	254	235
Building rental	256	215
Other	1	1
Right to use assets	236	251
Accumulated depreciation	(143)	(135)
Impairment	(96)	(97)
Total	9,763	9,482
16.    Intangible assets

INTANGIBLE ASSETS (MILLIONS OF EUROS)

	September 2026	December 2025
Goodwill	752	715
Other intangible assets	2,451	2,140
Computer software acquisition expense	2,397	2,105
Other intangible assets with an infinite useful life	8	8
Other intangible assets with a definite useful life	46	27
Total	3,203	2,856
Goodwill
As of September 30, 2026 and December 31, 2025, the principal amount of the goodwill relates to the cash-generating unit (hereinafter "CGU") of Mexico for an amount of €567 million and €553 million, respectively.
Impairment Test
As mentioned in Note 2.2.7 to the consolidated financial statements for the year ended December 31, 2025, the CGUs to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually or whenever there is any indication of impairment. As of and for the nine months ended September 30, 2026, no indicators of impairment have been identified in any CGU.

17.    Tax

TAX ASSETS AND LIABILITIES (MILLIONS OF EUROS)

	September 2026	December 2025
Tax assets
Current tax assets	3,083	3,998
Deferred tax assets	14,317	13,869
Total	17,400	17,867
Tax liabilities
Current tax liabilities	1,804	1,480
Deferred tax liabilities	3,024	2,540
Total	4,828	4,020
As of September 30, 2026 and December 31, 2025, current tax liabilities include, among other things, the outstanding amount of the Interest Margin and Commission Tax (IMIC) applicable to certain financial entities. Specifically, as of September 30, 2026, current tax liabilities comprise both the amount of IMIC payable for the 2025 financial year -whose total amount, after the update derived from the Corporate Income Tax Return for the year 2025 amounts to €296 million- and the amount accrued for the first nine months of 2026, which as of September 30, 2026, amounts to approximately €225 million. This is recognized under the heading "Tax expense or income related to profit or loss from continuing operations", in accordance with its classification as an income tax under IAS 12, given its characteristics as a direct tax, whose taxable event is the generation within Spanish territory of a positive net interest margin and commissions during the tax period.
18.    Other assets and liabilities

OTHER ASSETS AND LIABILITIES (MILLIONS OF EUROS)

	September 2026	December 2025
ASSETS
Inventories	1,335	1,307
Transactions in progress	176	182
Accruals	2,796	2,101
Other items	1,574	1,395
Total	5,881	4,985
LIABILITIES
Transactions in progress	312	346
Accruals	4,168	3,463
Other items	3,512	1,900
Total	7,992	5,709

19.    Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale

NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE. BREAKDOWN BY ITEMS (MILLIONS OF EUROS)

	September 2026	December 2025
ASSETS
Foreclosures and recoveries	792	743
Other assets from tangible assets	324	473
Companies held for sale ⁽¹⁾	4,130	55
Accrued amortization ⁽²⁾	(64)	(58)
Impairment losses	(319)	(504)
Total	4,863	709
LIABILITIES
Companies held for sale ⁽¹⁾	3,466	—
Total	3,466	—
(1) The balance as of September 2026 corresponds mainly to the stake in the Romanian subsidiary of Garanti Bank (see Note 3).
(2) Corresponds to the accumulated depreciation of assets before their classification as "Non-current assets and disposal groups classified as held for sale".
20.    Financial liabilities at amortized cost
20.1.    Breakdown of the balance

FINANCIAL LIABILITIES AT AMORTIZED COST (MILLIONS OF EUROS)

	Notes	September 2026	December 2025
Deposits		605,642	556,498
Deposits from central banks		20,010	17,226
Demand deposits		930	7
Time deposits and other		12,896	13,774
Repurchase agreements		6,184	3,445
Deposits from credit institutions		46,069	36,771
Demand deposits		7,333	6,764
Time deposits and other		21,456	16,700
Repurchase agreements		17,280	13,307
Customer deposits		539,563	502,501
Demand deposits		364,428	360,682
Time deposits and other		153,794	127,397
Repurchase agreements		21,342	14,422
Debt certificates issued		110,874	81,842
Other financial liabilities		23,001	20,258
Total	7	739,518	658,599

20.2.    Debt certificates

DEBT CERTIFICATES ISSUED (MILLIONS OF EUROS)

	September 2026	December 2025
In Euros	52,830	42,070
Promissory bills and notes	6,816	5,379
Non-convertible bonds and debentures	17,978	15,860
Covered bonds	5,566	3,371
Hybrid financial instruments (1)	1,840	1,160
Securitization bonds	4,330	3,203
Wholesale funding	8,103	3,688
Subordinated liabilities	8,197	9,409
Convertible perpetual certificates	2,750	3,750
Other non-convertible subordinated liabilities	5,447	5,659
In foreign currencies	58,044	39,773
Promissory bills and notes	5,521	2,781
Non-convertible bonds and debentures	19,780	13,302
Covered bonds	107	94
Hybrid financial instruments (1)	12,696	7,914
Securitization bonds	—	—
Wholesale funding	7,603	4,142
Subordinated liabilities	12,338	11,540
Convertible perpetual certificates	3,523	2,553
Other non-convertible subordinated liabilities	8,813	8,986
Total	110,874	81,842
(1) Corresponds to structured note issuances with embedded derivatives that have been segregated according to IFRS 9.
20.3. Other financial liabilities

OTHER FINANCIAL LIABILITIES (MILLIONS OF EUROS)

	September 2026	December 2025
Lease liabilities	1,501	1,463
Creditors for other financial liabilities	6,261	4,597
Collection accounts	3,914	4,450
Creditors for other payment obligations (1)	11,326	9,748
Total	23,001	20,258
(1) This caption includes the amount of the interim dividend paid on October 15, 2026 (see Note 4).

21.    Assets and liabilities under insurance and reinsurance contracts
As of September 30, 2026 and December 31, 2025, the balance under the heading "Insurance and reinsurance assets" amounted to €264 million and €198 million, respectively.
The breakdown of the balance under the heading "Liabilities under insurance and reinsurance contracts" is as follows:

LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS (MILLIONS OF EUROS)

	September 2026	December 2025
Liabilities for remaining coverage	11,579	11,456
Liabilities for incurred claims	1,505	1,304
Total	13,084	12,760
22.    Provisions

PROVISIONS. BREAKDOWN BY CONCEPTS (MILLIONS OF EUROS)

	September 2026	December 2025
Provisions for pensions and similar obligations	2,063	2,267
Other long term employee benefits	388	332
Provisions for taxes and other legal contingencies	736	805
Provisions for commitments and guarantees given	760	725
Other provisions (1)	306	293
Total	4,253	4,422
(1) Individually non-significant provisions for various concepts and corresponding to different geographical areas.
23.    Pension and other post-employment commitments
The Group sponsors defined-contribution plans for the majority of its active employees, with the plans in Spain and Mexico being the most significant. Most of the defined benefit plans are for individuals already retired, and are closed to new employees, the most significant being those in Spain, Mexico and Turkey. In Mexico, the Group provides post-retirement medical benefits to a closed group of employees and their family members, both in active service and retirement. During the first nine months of 2026, there have been no significant changes in the Group's post-employment commitments.
The amounts relating to post-employment benefits charged to the condensed consolidated income statement are as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT IMPACT (MILLIONS OF EUROS)

	Notes	September 2026	September 2025
Interest income and expense		111	89
Personnel expense		186	147
Defined contribution plan expense	35.1	142	111
Defined benefit plan expense	35.1	44	36
Provisions or reversal of provisions	37	(1)	3
Total expense (income)		296	239

24.    Capital
As of September 30, 2026 and December 31, 2025, BBVA’s share capital amounted to €2,700,323,995.53 and €2,797,394,663.00 divided into 5,510,865,297 and 5,708,968,700 shares, respectively. This variation has resulted from the partial executions of the capital reduction resolution adopted by the BBVA Annual General Shareholders’ Meeting held on March 20, 2026, under item five of its agenda, which were communicated through Other Relevant Information notices (Otra Información Relevante) on March 31, June 24 and September 23, 2026 (see Note 4).
As of such dates, all shares were fully subscribed and paid-up, of the same class and series, of €0.49 par value each, and represented through book-entry accounts. All of the Bank´s shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s capital.
BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements, including agreements regulating the exercise of voting rights at its Annual General Shareholders´ Meetings or restricting or placing conditions on the free transferability of BBVA shares. BBVA is not aware of any agreement that could give rise to changes in the control of the Bank.
25.    Retained earnings and other reserves

RETAINED EARNINGS AND OTHER RESERVES (MILLIONS OF EUROS)

	September 2026	December 2025
Retained earnings	51,354	46,346
Other reserves	(886)	203
Total	50,469	46,550

26.    Accumulated other comprehensive income (loss)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS). BREAKDOWN BY CONCEPTS (MILLIONS OF EUROS)

	September 2026	December 2025
Items that will not be reclassified to profit or loss	(1,638)	(2,505)
Actuarial gains (losses) on defined benefit pension plans	(1,659)	(1,396)
Non-current assets and disposal groups classified as held for sale	1	—
Fair value changes of equity instruments measured at fair value through other comprehensive income	49	(983)
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	(29)	(127)
Items that may be reclassified to profit or loss	(16,048)	(16,366)
Hedge of net investments in foreign operations (effective portion)	(3,475)	(3,117)
Mexican peso	(3,919)	(3,454)
Turkish lira	482	368
Other exchanges	(37)	(31)
Foreign currency translation	(11,785)	(13,340)
Mexican peso	(2,583)	(3,139)
Turkish lira	(6,432)	(6,625)
Argentine peso	(511)	(832)
Venezuelan bolivar	(1,901)	(1,910)
Other exchanges	(359)	(834)
Hedging derivatives. Cash flow hedges (effective portion)	282	311
Fair value changes of debt instruments measured at fair value through other comprehensive income	(1,065)	(209)
Hedging instruments (non-designated items)	33	(4)
Non-current assets and disposal groups classified as held for sale	(38)	—
Share of other recognized income and expense of investments in joint ventures and associates	—	(7)
Total	(17,686)	(18,871)
The balances recognized under these headings are presented net of tax.
27.    Minority interests (non-controlling interests)

MINORITY INTERESTS (NON-CONTROLLING INTERESTS). BREAKDOWN BY SUBGROUPS (MILLIONS OF EUROS)

	September 2026	December 2025
Garanti BBVA	1,434	1,315
BBVA Peru	2,154	2,004
BBVA Argentina	937	729
BBVA Colombia	70	53
BBVA Venezuela	205	133
Other entities	193	206
Total	4,994	4,441

PROFIT ATTRIBUTABLE TO MINORITY INTERESTS (NON-CONTROLLING INTERESTS). BREAKDOWN BY SUBGROUPS (MILLIONS OF EUROS)

	September 2026	September 2025
Garanti BBVA	148	123
BBVA Peru	308	251
BBVA Argentina	57	55
BBVA Colombia	8	2
BBVA Venezuela	70	46
Other entities	15	7
Total	606	483
28.    Commitments and guarantees given

COMMITMENTS AND GUARANTEES GIVEN (MILLIONS OF EUROS)

	Notes	September 2026	December 2025
Loan commitments given	6.2	278,904	227,554
Financial guarantees given	6.2	27,518	24,865
Other commitments given	6.2	76,839	60,159
Total	6.2	383,260	312,578

29.    Net interest income
29.1.    Interest and other income

INTEREST AND OTHER INCOME. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	September 2026	September 2025
Financial assets at fair value through profit or loss	4,730	3,934
Financial assets at fair value through other comprehensive income	2,897	2,420
Financial assets at amortized cost ⁽¹⁾	41,615	36,131
Adjustments of income as a result of hedging transactions	452	595
Other income	243	151
Total	49,936	43,231
Of which: insurance activity	1,073	1,018
(1) Includes interest on demand deposits at central banks and credit institutions.
29.2.    Interest expense

INTEREST EXPENSE. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	September 2026	September 2025
Financial liabilities at fair value through profit or loss	4,360	3,178
Financial liabilities at amortized cost	21,408	19,699
Adjustments of expense as a result of hedging transactions	55	348
Cost attributable to pension funds	200	150
Other expense	670	610
Total	26,693	23,985
Of which: insurance activity	741	694
30.    Dividend income

DIVIDEND INCOME (MILLIONS OF EUROS)

	September 2026	September 2025
Non-trading financial assets mandatorily at fair value through profit or loss	11	9
Financial assets at fair value through other comprehensive income ⁽¹⁾	75	70
Total	86	79
(1) As of September 30, 2026, it includes €26 million corresponding to investments totally or partially written off during the period; the remainder corresponds to investments held at closing.

31.    Fee and commission income and expense

FEE AND COMMISSION INCOME. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	September 2026	September 2025
Securities fees	400	297
Corporate finance	110	96
Asset management	1,421	1,224
Custody securities	185	160
Payment services	7,293	6,397
Of which: Demand accounts	227	231
Of which: Credit and debit cards and POS ⁽¹⁾	6,148	5,334
Of which: Transfers and remittances	668	600
Customer funds distributed but not managed	580	546
Of which: collective investment	185	151
Of which: insurance products	374	380
Loan commitments given	362	262
Other commitments and financial guarantees given	479	404
Other fees and commissions	777	635
Total	11,608	10,022
(1) Points Of Sale.

FEE AND COMMISSION EXPENSE. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	September 2026	September 2025
Payment services	3,258	2,795
Of which: Credit and debit cards and POS ⁽¹⁾	3,057	2,639
Of which: Transfers, money orders and other payment orders	168	135
Commissions for selling insurance	39	32
Custody securities	89	68
Other fees and commissions	1,312	1,056
Total	4,699	3,951
(1) Points Of Sale.
32.    Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net

GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES, HEDGE ACCOUNTING AND EXCHANGE DIFFERENCES, NET (MILLIONS OF EUROS)

	September 2026	September 2025
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	189	245
Financial assets at amortized cost	4	31
Other financial assets and liabilities	186	213
Gains (losses) on financial assets and liabilities held for trading, net	1,583	1,719
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	85	191
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	309	37
Gains (losses) from hedge accounting, net	(15)	8
Subtotal gains (losses) on financial assets and liabilities and hedge accounting	2,150	2,199
Exchange differences, net	(57)	(237)
Total	2,093	1,962

GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AND HEDGE ACCOUNTING. BREAKDOWN BY NATURE OF THE FINANCIAL INSTRUMENT (MILLIONS OF EUROS)

	September 2026	September 2025
Debt instruments	(158)	394
Equity instruments	773	1,419
Trading derivatives and hedge accounting	—	(640)
Loans and advances to customers	(23)	(16)
Customer deposits	19	(25)
Other	1,539	1,067
Total	2,150	2,199
33.    Other operating income and expense

OTHER OPERATING INCOME (MILLIONS OF EUROS)

	September 2026	September 2025
Gains from sales of non-financial services	289	268
Other operating income	188	230
Total	477	497

OTHER OPERATING EXPENSE (MILLIONS OF EUROS)

	September 2026	September 2025
Change in inventories	121	104
Contributions to guaranteed banks deposits funds	556	477
Hyperinflation adjustment ⁽¹⁾	704	537
Other operating expense	830	788
Total	2,212	1,907
(1) In the nine months ended September 30, 2026, it includes €384 million due to Argentina; €219 million due to Turkey; and €101 million due to Venezuela. For the nine months ended September 30, 2025, it included €277 million due to Argentina; €162 million due to Turkey; and €99 million due to Venezuela.

34.    Income and expense from insurance and reinsurance contracts

INCOME AND EXPENSE FROM INSURANCE AND REINSURANCE CONTRACTS (MILLIONS OF EUROS)

	September 2026	September 2025
Income from insurance and reinsurance contracts	3,301	2,835
Expense from insurance and reinsurance contracts	(1,906)	(1,689)
Total	1,395	1,145

35.    Administration costs
35.1.    Personnel expense

PERSONNEL EXPENSE (MILLIONS OF EUROS)

	Notes	September 2026	September 2025
Wages and salaries		4,806	4,190
Social security costs		918	798
Defined contribution plan expense	23	142	111
Defined benefit plan expense	23	44	36
Other personnel expense		669	457
Total		6,580	5,592
35.2.    Other administrative expense

OTHER ADMINISTRATIVE EXPENSE. BREAKDOWN BY MAIN CONCEPTS (MILLIONS OF EUROS)

	September 2026	September 2025
Technology and systems	1,608	1,332
Communications	199	190
Advertising	432	396
Property, fixtures and materials	464	417
Taxes other than income tax	321	178
Surveillance and cash courier services	183	186
Outsourced administrative services	523	449
Other expense	591	493
Total	4,320	3,640
36.    Depreciation and amortization

DEPRECIATION AND AMORTIZATION (MILLIONS OF EUROS)

	September 2026	September 2025
Tangible assets	771	702
For own use	488	447
Right-of-use assets	278	251
Investment properties and other	4	3
Intangible assets	497	426
Total	1,268	1,128

37.    Provisions or reversal of provisions

PROVISIONS OR REVERSAL OF PROVISIONS (MILLIONS OF EUROS)

	Notes	September 2026	September 2025
Pensions and other post-employment defined benefit obligations	23	(1)	3
Commitments and guarantees given		34	63
Pending legal issues and tax litigation		70	138
Other provisions		29	29
Total		132	233
38.    Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

IMPAIRMENT OR REVERSAL OF IMPAIRMENT ON FINANCIAL ASSETS NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS OR NET GAINS BY MODIFICATION (MILLIONS OF EUROS)

	September 2026	September 2025
Financial assets at fair value through other comprehensive income - debt securities	7	(28)
Financial assets at amortized cost	5,437	4,356
Of which: recovery of written-off assets by cash collection	(398)	(297)
Total	5,444	4,328
39.    Impairment or reversal of impairment on non-financial assets

IMPAIRMENT OR REVERSAL OF IMPAIRMENT ON NON-FINANCIAL ASSETS (MILLIONS OF EUROS)

	September 2026	September 2025
Tangible assets	(3)	(5)
Intangible assets	20	10
Others	3	—
Total	20	5
40.    Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

GAINS (LOSSES) FROM NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE NOT QUALIFYING AS DISCONTINUED OPERATIONS (MILLIONS OF EUROS)

	September 2026	September 2025
Gains on sale of real estate	20	50
Impairment of non-current assets held for sale	(15)	(5)
Gains (losses) on sale of investments classified as non-current assets held for sale	—	—
Total	5	45

41.    Subsequent events
Except for the payment of the dividend and the execution of the share buyback program mentioned in Note 4, from October 1, 2026 to the date of preparation of these Consolidated Financial Statements, no subsequent events requiring disclosure in these Consolidated Financial Statements have taken place that significantly affect the Group’s earnings or its consolidated equity position.
Furthermore, on October 26, 2026, BBVA received the result of the Supervisory Review and Evaluation Process (SREP), whereby the ECB communicated the minimum capital requirements for financial year 2027. Pursuant to this, BBVA shall maintain, at the consolidated level, from January 1, 2027 a Pillar 2 requirement (P2R) of 1.70%, of which a minimum of 0.96% shall be met with Common Equity Tier 1 (CET1). The additional 0.12% requirement associated with the ECB’s prudential provisioning expectations, which -in 2026- had to be met entirely with CET1 capital, is no longer applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:

/s/ Gonzalo Rodríguez Rodríguez

Name:	Gonzalo Rodríguez Rodríguez
Title:	Chief Financial Officer
Date:	October 29, 2026